    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 22, 1997

                                                      REGISTRATION NO. 333-16507
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                             NASTECH PHARMACEUTICAL
                                  COMPANY INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                   11-2658569
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

                                45 DAVIDS DRIVE
                           HAUPPAUGE, NEW YORK 11788
                            TELEPHONE (516) 273-0101
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              DR. VINCENT D. ROMEO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      NASTECH PHARMACEUTICAL COMPANY INC.
                                45 DAVIDS DRIVE
                           HAUPPAUGE, NEW YORK 11788
                            TELEPHONE (516) 273-0101
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ------------------

                                   Copies to:

                              BRUCE R. THAW, ESQ.
                                 45 BANFI PLAZA
                          FARMINGDALE, NEW YORK 11735
                            TELEPHONE (516) 752-1760

                             DAVID M. CARTER, ESQ.
                               HUNTON & WILLIAMS
                              951 EAST BYRD STREET
                         RICHMOND, VIRGINIA 23219-4074
                            TELEPHONE (804) 788-8200

                               ------------------

      APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                               ------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 22, 1997



                                1,200,000 SHARES


                                [NASTECH LOGO]

                                  COMMON STOCK
                            ------------------------


     All of the 1,200,000 shares of Common Stock offered hereby are being offered by Nastech Pharmaceutical Company Inc. (the "Company"). The Common Stock of the Company is quoted on the Nasdaq SmallCap Market under the symbol "NSTK." On January 21, 1997, the closing bid price of the Common Stock, as reported on the Nasdaq SmallCap Market, was $15.75 per share. See "Price Range of Common Stock and Dividend Policy." The Company has been approved for inclusion of its Common Stock on the Nasdaq National Market upon official notice of issuance of the shares of Common Stock offered hereby.


                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" ON PAGES 5 THROUGH 9.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

================================================================================================
                                                              UNDERWRITING
                                              PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                               PUBLIC        COMMISSIONS(1)      COMPANY(2)
-----------------------------------------------------------------------------------------------
Per Share................................         $                $                 $
-----------------------------------------------------------------------------------------------
Total(3).................................         $                $                 $
===============================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses, payable by the Company, estimated at $500,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 180,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $     , $     and $     , respectively. See "Underwriting."


                            ------------------------

     The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them, and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject any orders in whole or in part. It is expected that the certificates for the shares of Common Stock will be available for delivery at the offices of Volpe, Welty & Company, One Maritime Plaza, San
Francisco, California on or about           , 1997.

VOLPE, WELTY & COMPANY                                WHEAT FIRST BUTCHER SINGER

               The date of this Prospectus is            , 1997.

                         NASTECH PHARMACEUTICAL COMPANY
                         CURRENT PRODUCTS AND PIPELINE

                                   [GRAPH]

    Stadol(R) NS(TM) is a trademark of the Bristol-Myers Squibb Company ("BMS"). Stadol NS is a narcotic analgesic sublicensed to BMS for marketing as a prescription pain-reliever. Nascobal(TM) is a trademark of Nastech. Trade names and trademarks of other companies appearing in this Prospectus are the property of their respective holders. Metoclopramide and Propranolol development activities are performed by RiboGene, Inc., ("RiboGene"). Doxylamine development activities are performed by the Company under an agreement with the Consumer Health Care Division of Pfizer Inc. ("Pfizer"). Nalbuphine development activities are performed by The DuPont Merck Pharmaceutical Company ("DuPont Merck"). Nicotine development activities are performed by the Company under an agreement with Ciba-Self Medication, Inc., a division of Ciba-Geigy Corporation ("Ciba").

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all financial information and share data in this Prospectus assume no exercise of the Underwriters' over-allotment option or of options or warrants outstanding as of the date of this Prospectus. This Prospectus contains various "forward looking statements" within the meaning of Section 27a of the Securities Act of 1933, as amended (the "Securities Act"), which represent the Company's intentions, expectations or beliefs concerning future events. These forward looking statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, without limitation, those discussed in "Risk Factors." See "Risk Factors."

                                  THE COMPANY

     Nastech Pharmaceutical Company Inc. (the "Company") is engaged in the research, development, manufacturing and commercialization of nasally administered forms of prescription and over-the-counter pharmaceuticals that are currently delivered in oral, injectable or other dosage forms. The nasal delivery of certain pharmaceuticals enables more rapid systemic absorption, lower required dosages, quicker onset of desired effect, and painless, convenient patient self-administration, resulting in improved patient compliance and pharmacoeconomics. The Company focuses its research activities primarily on drugs with demonstrated safety and efficacy, which, through current delivery forms, have certain bioavailability or patient compliance limitations that may be improved with a novel delivery form. The Company's first commercially available pharmaceutical is a prescription pain-reliever marketed as Stadol NS by Bristol-Myers Squibb Company. In addition, on November 5, 1996, the Company received marketing clearance from the FDA for Nascobal nasal gel used for the treatment of chronic Vitamin B-12 deficiency anemia. The Company's pipeline includes nine additional drugs, five of which are being developed under collaborative agreements with other pharmaceutical companies, including Pfizer, DuPont Merck and Ciba.

     Although oral, injectable, patch and pulmonary delivery forms are accepted for a variety of systemic pharmaceuticals, the Company believes that nasal delivery may optimize the delivery of certain of these drugs. As an example, certain drugs are delivered by injection due to significant liver or gastrointestinal metabolism associated with oral administration, or due to the inability of the stomach to absorb the drug properly and without irritation. However, because of patient discomfort and the required assistance of a health care professional, an injection is generally inconvenient and expensive for frequent therapy, often resulting in patient non-compliance. The Company also targets drugs, such as analgesics, sleep-aids and anti-nausea drugs, for which quick onset of desired effect is important. For certain of these pharmaceuticals, patients are seeking more rapid drug absorption than experienced through currently available delivery forms such as oral or patch administration. By addressing the limitations of current delivery forms for certain pharmaceuticals, the Company believes that nasal delivery may expand these markets through improved bioavailability, pharmacoeconomics and patient acceptance, as demonstrated by the market growth of Stadol NS.

     The Company's objective is to become a leading drug delivery specialist by leveraging the pharmacoeconomic and therapeutic advantages of nasal delivery across multiple pharmaceuticals. To accomplish this objective, the Company has developed a strategy that includes the following elements: (i) focus efforts on approved drugs; (ii) internally fund development through later stages; (iii) leverage strategic alliances; (iv) protect and expand intellectual property; and
(v) augment technology through licensing and acquisition.

     The Company's offices are located at 45 Davids Drive, Hauppauge, New York 11788, and its telephone number is (516) 273-0101.

                                  THE OFFERING


Common Stock offered by the Company...     1,200,000 shares



Common Stock to be outstanding after
the offering..........................     5,906,250 shares(1)


Use of proceeds.......................     For research and development,
                                           including clinical trials; initial
                                           marketing and product launch expenses
                                           with respect to Nascobal; capital
                                           expenditures, principally for
                                           manufacturing; license or acquisition
                                           of products and technologies for
                                           product development; and working
                                           capital and other general corporate
                                           purposes. See "Use of Proceeds."

Nasdaq symbol.........................     "NSTK"
---------------
(1) Does not include: (i) 459,299 shares of Common Stock reserved for issuance under the Company's Stock Option Plan and (ii) 270,000 shares of Common Stock issuable upon the exercise of outstanding warrants expiring on December 6, 1998.

                             SUMMARY FINANCIAL DATA

                                                                                                            THREE MONTHS ENDED
                                                      YEAR ENDED JUNE 30,(1)                                   SEPTEMBER 30,
  STATEMENT OF OPERATIONS      ---------------------------------------------------------------------     -------------------------
           DATA:                 1992           1993           1994           1995           1996           1995           1996
                               ---------     ----------     ----------     ----------     ----------     ----------     ----------
                                                                                                                (UNAUDITED)
Total revenues..............   $ 314,843     $  862,651     $2,200,245     $2,937,783     $3,866,913     $  881,510     $1,161,660
Income (loss) before
  provision for income
  taxes.....................    (409,272)      (178,405)       224,647        (79,445)       118,525         25,352         79,536
Net income (loss)...........    (409,272)      (178,405)       207,647        (79,445)       118,525         22,352         79,536
Net income (loss) per common
  share.....................   $   (0.35)    $    (0.13)    $     0.08     $    (0.03)    $     0.03     $     0.01     $     0.02
Average shares
  outstanding...............   1,184,388      1,395,390      2,524,432      3,119,718      4,297,536      3,849,776      4,628,238


                                                                                     SEPTEMBER 30, 1996
                                                                                ----------------------------
    BALANCE SHEET DATA:                                                           ACTUAL      AS ADJUSTED(2)
                                                                                ----------    --------------
                                                                                        (UNAUDITED)
Working capital..............................................................   $7,586,791     $ 29,043,620
Total assets.................................................................    8,733,491       30,190,320
Long-term debt...............................................................       20,881           20,881
Total stockholders' equity...................................................    7,862,479       29,319,308


---------------

(1) Fiscal year references in this Prospectus refer to the Company's fiscal year ending June 30 in such year.


(2) Adjusted to give effect to (i) the sale of the shares of Common Stock at an assumed offering price of $15.75 and the application of the estimated net proceeds therefrom, and (ii) $4,379,829 received from the exercise of 838,245 warrants outstanding at September 30, 1996. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

     History of Losses; Uncertainty of Profitability. Although the Company achieved profitability on an annual basis in fiscal 1996, there can be no assurance that revenue growth or profitability will continue on a quarterly or annual basis in the future. From inception in March 1983 to September 30, 1996, the Company has accumulated net losses of approximately $6.1 million. Because the Company's proposed products will require significant additional clinical testing and investment prior to commercialization, such losses may increase in the near-term as the Company expands its research, development and clinical trials in an effort to seek regulatory approval of such products. The Company expects its research and development expenses to increase in the foreseeable future, and as a result it does not expect to be profitable until at least through fiscal 1998. Further, the Company does not expect to achieve sustained profitability unless products now under development are commercialized successfully, of which there can be no assurance. There can be no assurance that any of the Company's products will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed. Consequently, the Company may incur substantial operating losses unless and until product sales or royalty payments generate sufficient revenues to fund its continuing operations. The Company also expects to have quarter-to-quarter fluctuations in revenues and expenses which may result in fluctuations in operating results.

     Dependence on Strategic Alliances. Most of the Company's current revenues are derived from a collaborative agreement with BMS (the "BMS Agreement"). The marketing responsibilities pursuant to this agreement have been undertaken by BMS and are not within the control of the Company. The BMS Agreement does not provide for minimum royalties and may be terminated by BMS at any time upon 60 days notice. As a result, there is no assurance that the Company will continue to receive royalty payments in the future or on a consistent basis.

     The Company's strategy for research, development and commercialization of some of its products has been to rely upon various strategic alliances with licensees, distributors and other third parties in performing preclinical and clinical testing, obtaining regulatory approval, and performing manufacturing and marketing functions. There can be no assurance that the Company will be able to negotiate acceptable collaborative arrangements or that such arrangements will be successful. Further, the Company cannot predict to what extent new collaborative agreements, if any, will affect revenue and profitability in future periods. See "Business -- Strategic Alliances."

     Limited Marketing, Sales and Manufacturing Capabilities. The Company may independently develop and market certain nasal drug products, such as certain prescription products for which there are a relatively limited number of clinicians specializing in the treatment of a condition that can be treated with one of the Company's products. The Company has limited experience in marketing, distributing or selling pharmaceutical products and will have to develop such expertise or rely on licensees or on arrangements with others to provide for the marketing, distribution and sales of its products. The Company currently intends to pursue the marketing of its Nascobal product independently. There can be no assurance that the Company will be able to establish marketing, distribution and sales capabilities with respect to Nascobal or any other of its products or make arrangements with licensees or others to perform such activities. If the Company is unable to market Nascobal independently, or if it is unable to enter into an arrangement with a third party to market Nascobal, such inability would have a material adverse effect on the Company's business or prospects. See "Business -- Strategic Alliances."

     Although the Company is producing and formulating small amounts of certain drug formulations which are the subject of preclinical and clinical trials under current good manufacturing practices ("GMP"), which are stringent manufacturing standards prescribed by the FDA, the Company has not yet manufactured or marketed any products in high-volume commercial quantities, and the current facilities and equipment of the Company may not be adequate for high-volume commercial scale production under GMP. The Company intends to manufacture its Nascobal product in commercial quantities in the near future. To be successful, Nascobal and the Company's other proposed products must be manufactured in commercial quantities under GMP and at acceptable costs. Therefore, the Company will need to further develop its own GMP manufacturing facility or depend on contract manufacturers, licensees or others for the commercial manufacture of its products. The Company has no experience in such high-volume commercial manufacturing and no assurance can be given that the Company will be able to make the transition to commercial production successfully or at an acceptable cost. In addition, no assurance can be given that the Company will be able to make arrangements with third parties to manufacture its products on acceptable terms. See "Business -- Manufacturing."

     Management of Growth. The Company has recently experienced significant growth as total revenues increased 31.6% in fiscal 1996 and 33.5% in fiscal 1995 as compared to prior periods. The Company's recent growth may result in significant demands on the Company's management, operations and resources, including working capital. To manage its growth effectively, the Company will be required to continue to improve its operational, financial and management information systems, procedures and controls, and to hire and train new executives and other employees. There can be no assurance that the Company will be able to manage its growth effectively, and the Company's failure to do so could have a material adverse affect on the Company's business, research and development efforts and financial performance.

     Government Regulation. The United States Food and Drug Administration ("FDA") and comparable agencies in foreign countries impose requirements on the introduction of therapeutic pharmaceutical products into the marketplace. Prior to marketing, any therapeutic product developed by the Company must undergo rigorous preclinical and clinical testing, as well as an extensive regulatory approval process mandated by the FDA and foreign regulatory agencies. These procedures require the expenditure of substantial resources, may take several years or longer and may vary substantially based upon the type, complexity and novelty of the pharmaceutical product. Government regulation also affects the manufacturing, marketing and pricing of pharmaceutical products.

     Government regulation may delay or prevent the marketing of the Company's products or proposed products for a considerable period of time, impose costly procedures upon the Company's activities and confer a competitive advantage to larger companies or companies more experienced in regulatory affairs that compete with the Company. There can be no assurance that FDA or other regulatory approval for any products developed by the Company will be granted on a timely basis, or at all. Delay in obtaining or failure to obtain such regulatory approvals will materially adversely affect the Company's business, liquidity and capital resources. See "Business -- Government Regulation."

     Uncertainty Regarding Patents and Proprietary Information. The Company's ability to compete effectively with other companies is materially dependent upon the proprietary nature of its patents and technologies. The Company is the exclusive licensee of six U.S. patents and presently owns four additional patents in the United States and corresponding or related foreign patents. All of such patents relate to the nasal delivery of specific therapeutic agents and the compositions for such delivery.

     The patent positions of pharmaceutical firms are generally uncertain and involve complex legal and factual questions. The invalidation of key patents or proprietary rights owned or licensed by the Company could have an adverse effect on the Company and on its business prospects. Because of differences in patent laws and laws concerning proprietary rights, the extent of protection provided by United States patents or proprietary rights owned by or licensed to the Company may differ from that provided by their foreign counterparts. No assurance can be given that patents issued to or licensed by the Company will not be challenged, invalidated or circumvented, or that any rights granted thereunder will provide competitive advantages to the Company. Further, the Company's existing patents may expire prior to regulatory approval and commercial development of a proposed pharmaceutical product. The earliest expiration date of a United States patent owned by or licensed to the Company is 1999.

     The Company could incur substantial costs in defending any patent infringement suits brought against the Company or in asserting the Company's patent rights, including those granted by third parties, in a suit against another party. In addition, proceedings may be instituted by third parties in the United States Patent and Trademark Office against the Company in connection with one or more of the Company's patents and such proceedings could result in an adverse decision as to the validity or scope of the patents.

     The Company also relies on trade secrets, know-how and continuing technological advancement to maintain its competitive position. The Company has utilized confidentiality agreements relating to such information with third parties. No assurances can be given that such obligations of confidentiality will be honored or that the Company can effectively protect its rights to any unpatented trade secrets. See "Business -- Patents and Proprietary Rights."

     Future Capital Needs. The Company's operations to date have consumed substantial amounts of cash, primarily for research and development. The Company's future capital requirements will depend upon numerous factors, including: the progress of the Company's product development programs; the time required to obtain regulatory approvals; the resources that the Company devotes to the development of self-funded products; the ability of the Company to obtain additional collaborative partners; and the demand for its products, if and when approved. Based upon current expectations for operating losses and capital expenditures, the Company believes that its existing cash, cash equivalents and short-term investments, together with the proceeds of this offering and cash flows generated from planned business operations, will be sufficient to meet its operating expenses and capital expenditure requirements through at least mid-1998. However, there can be no assurance that the Company will not require additional financing depending upon future business strategies, results of clinical trials, management decisions to accelerate certain research and development programs and other factors. Adequate funds, whether through financial markets or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to delay, scale back or curtail product development activities. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     Uncertainty of Health Care Reimbursement. The Company's ability to commercialize therapeutic nasal pharmaceuticals successfully may depend in part on the extent to which reimbursement for the cost of such products will be available from government health administration authorities, private health coverage insurers and other organizations. The Company believes that the U.S. Congress may continue to consider health care reform proposals which, if enacted, would significantly affect health care, pharmaceutical and drug delivery companies, among others. Any such measures, if adopted, could adversely affect the pricing of pharmaceutical products or the amount of reimbursement from governmental agencies or third party payors, and consequently could be adverse to the Company. Health care reform may adversely affect the Company's business, particularly to the extent the Company develops products for prescription drug applications. The Company is unable to predict, however, when any proposed health care reforms will be implemented, if ever, or the effect of any implemented reforms on the Company's business or prospects. Further, significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third-party coverage will be available for the Company to maintain price levels sufficient for realization of an appropriate return on its investment in product development. See "Business -- Government Regulation" and "-- Health Care Reimbursement."

     Dependence Upon Key Personnel and Attraction of Qualified Personnel. The Company is highly dependent on the services of its President and Chief Executive Officer, Dr. Vincent D. Romeo. There is no assurance that, if the Company should lose the services of Dr. Romeo, a qualified replacement could be engaged. Although the Company has entered into an employment agreement with Dr. Romeo, the loss of his services could have a material adverse effect on the Company's business and prospects. Due to the specialized nature of the Company's business, the Company is also highly dependent upon its ability to attract and retain qualified scientific, technical and key management personnel. There is intense competition for qualified personnel in the areas of the Company's activities and there can be no assurance that the Company will be able to locate, attract and retain qualified personnel necessary for the development of its existing business and its expansion into areas and activities requiring additional expertise, such as clinical testing, government approvals, production and marketing. The loss of, or failure to recruit scientific, technical and managerial personnel could have a material adverse effect on the Company. See "Business -- Employees."

     Product Liability Exposure; Limited Insurance Coverage. The testing, marketing and sale of human health care products entail an inherent risk of allegations of product liability, and there can be no assurance that substantial product liability claims will not be asserted against the Company. The Company currently has only limited product liability insurance coverage in connection with its clinical trials. The Company intends to obtain additional product liability insurance if and when its products are commercialized and marketed by the Company; however, there can be no assurance that adequate insurance will be available at acceptable costs, if at all, that such insurance will be sufficient to cover all possible liabilities, or that a product liability claim would not have a material adverse effect on the business or financial condition of the Company. Failure to maintain adequate product liability insurance could, in the event a product liability claim were asserted against the Company, have a material adverse impact upon the Company and its business.

     Intense Competition. The Company is engaged in the pharmaceutical, drug delivery systems industry which is characterized by extensive research efforts, rapid technological progress and intense competition. Competitors of the Company in the United States and abroad are numerous and include, among others, major pharmaceutical companies, biotechnology firms, universities and other research institutions. At the present time, the Company does not know of another pharmaceutical company engaging exclusively in the development of drugs to be administered nasally for systemic absorption. However, other pharmaceutical companies which are larger than the Company are known to be engaged non-exclusively in researching some nasally administered pharmaceuticals, and may be expected to enter this field if the nasal route becomes a preferred method of delivery for the administration of certain classes of drugs.

     Further, there can be no assurance that the Company's competitors will not succeed in developing technologies and products that are more effective than the nasal technology being developed by the Company or that would render the Company's technology and products obsolete or noncompetitive. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company. Many of these competitors also have greater experience than the Company in conducting preclinical testing and clinical trials of pharmaceutical products and obtaining FDA and other regulatory approvals. Accordingly, the Company's competitors may succeed in obtaining FDA approval for products more rapidly than the Company. As the Company commences commercial sales of its products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it has limited or no experience. See "Business -- Competition."

     Management's Discretion Regarding Use of Proceeds. The net proceeds of this offering to be received by the Company have not been allocated to any specific purpose and will be available to management to use in its sole discretion to support the Company's operations. Management may decide to use those proceeds for unspecified investments and acquisitions, the terms of which will solely be subject to management's discretion. See "Use of Proceeds."

     Potential Volatility of Stock Price. The stock market recently has experienced significant price and volume fluctuations that were often unrelated to the operating performance of particular companies. The market price of the Common Stock, as with that of securities of many similar companies, is likely to be highly volatile. Factors such as the results of pre-clinical studies and clinical trials by the Company or its competitors, regulatory progress or the lack thereof with respect to products in the Company's pipeline or those of the Company's competitors, evidence of the safety, efficacy or market acceptance of the products of the Company or its competitors, announcements of technological innovations or new products by the Company or its competitors, changes in governmental regulation, developments in patent or other proprietary rights of the Company or its competitors, including litigation, fluctuations in the Company's operating results and changes in general market conditions for drug delivery or other pharmaceutical companies could have a significant impact on the market price of the Common Stock.

     Authorization of Preferred Stock; Anti-takeover Provisions. The Company's Certificate of Incorporation authorizes the issuance of up to 100,000 shares of "blank check" preferred stock in amounts and with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

     In addition, the Company is subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and, together with his affiliates and associates, has owned 15% or more of the corporation's voting stock within three years. See "Description of Capital Stock."


     Shares Eligible for Future Sale. Upon completion of this offering, the Company will have outstanding 5,906,250 shares of Common Stock, assuming (i) no exercise of 459,299 options outstanding as of the date of this Prospectus, and
(ii) no exercise of outstanding warrants to acquire 270,000 shares of Common Stock expiring December 6, 1998. On the date of this Prospectus, 4,921,401 shares of Common Stock, including the 1,200,000 shares offered hereby, will be immediately available for sale without restriction in the public market and 984,859 shares are "restricted securities" as that term is defined by Rule 144 under the Securities Act ("Rule 144"), and are now eligible to be sold in compliance with Rule 144. Ordinarily, under Rule 144 a person holding restricted stock for a period of two years may, every three months, sell in brokerage transactions an amount equal to the greater of 1% of the Company's outstanding Common Stock, or, if the Common Stock is quoted on Nasdaq, the average weekly volume of trading in the Common Stock reported for the preceding four weeks. After the expiration of three years, stock held by persons not affiliated with the Company will not be subject to the above limitations.


     No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of shares of Common Stock may be sold in the public market may adversely affect prevailing market prices for the shares of Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Shares Eligible for Future Sale."

     The availability of shares for sale or actual sales under Rule 144 may have an adverse effect on the market price of the Common Stock. Sales under Rule 144 also could impair the Company's ability to market additional equity securities. The Company, each of the Company's directors and officers and certain holders of the Company's outstanding securities, who hold in the aggregate approximately 20.6% of the outstanding shares of Common Stock prior to this offering, have agreed not to offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock or securities convertible into or exchangeable for, or any rights to purchase or exchange, respectively, Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Volpe, Welty & Company, except for shares disposed of as bona fide gifts or the grant or exercise of options pursuant to the Company's Stock Option Plan or the exercise of outstanding warrants. See "Underwriting."

     Forward-Looking Statements. Some of the statements made in this Prospectus are forward-looking in nature, including but not limited to the Company's business strategy, product development strategy, plans concerning the commercialization of products, certain financial information and other statements that are not historical facts, as well as statements regarding management's expectations with respect to FDA approval of new products, technology and product development milestones, the ability of the Company to leverage its product development and negotiate favorable collaborative agreements, the commencement of sales and the sufficiency of the Company's cash flow for the Company's future liquidity and capital resource needs. The occurrence of the events described, and the achievement of the intended results are subject to the future occurrence of certain events and scientific results, some or all of which are not predictable or within the Company's control; therefore, actual results may differ materially from those anticipated in any forward-looking statements.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of 1,200,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $17.1 million (assuming an offering price of $15.75 per share). The Company anticipates that the net proceeds of this offering will be used for (i) research and development, including clinical trials, (ii) initial marketing and product launch expenses with respect to Nascobal, (iii) capital expenditures, principally for manufacturing, (iv) license or acquisition of products and technologies for product development and (v) working capital and other general corporate purposes. The amounts to be expended for each such purpose will depend upon numerous factors, including the progress of the Company's research and development programs, the results of pre-clinical and clinical studies, the timing of regulatory approvals, the status of competitive products, the availability of products for licensing and the terms of collaborative agreements, if any, entered into by the Company. Based upon its currently planned research and development activities and related costs, the Company anticipates that the net proceeds of this offering will be sufficient to meet its capital and operational requirements until at least mid-1998. Pending utilization as described above, the net proceeds of this offering will be invested in investment-grade, interest-bearing securities.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     The Company's Common Stock is quoted on the Nasdaq SmallCap Market under the symbol "NSTK." The Company has been approved for inclusion of its Common Stock on the Nasdaq National Market, upon official notice of issuance of the shares of Common Stock offered hereby. The following table sets forth the range of high and low bid prices for the Company's Common Stock as reported by the Nasdaq Stock Market. These quotations represent inter-dealer prices, without adjustment for retail mark-ups, mark-downs or commissions and do not necessarily represent actual transactions:


                                                                                 BID PRICE
                                                                               -------------
                                FISCAL YEARS                                   HIGH      LOW
----------------------------------------------------------------------------   ----      ---
1995
First Quarter...............................................................   $ 5 7/8    $  3 1/8
Second Quarter..............................................................         6       4 1/2
Third Quarter...............................................................         6       4 3/4
Fourth Quarter..............................................................         8       4 7/8
1996
First Quarter...............................................................   $ 7 7/8    $  6 7/8
Second Quarter..............................................................        10       7 3/8
Third Quarter...............................................................     9 7/8       8 1/4
Fourth Quarter..............................................................        13       8 1/4
1997
First Quarter...............................................................   $    15    $  9 1/2
Second Quarter..............................................................    23 1/2          13


     On January 21, 1997, the closing bid and asked price quotations for the Company's Common Stock were $15 3/4 and $16, respectively. The Company believes that its Common Stock is held of record by approximately 17,000 persons, including several brokerage firms holding shares in street name for beneficial owners.


     Since its inception, the Company has neither paid nor declared any cash or other dividends on its shares of Common Stock. The Company has no current plans to pay dividends on its Common Stock and intends to retain earnings, if any, for working capital purposes. Any future determination as to the payment of dividends on the Common Stock will depend upon the results of operations, capital requirements, the financial condition of the Company and other factors that the Board of Directors deems relevant.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at September 30, 1996 on an actual basis and as adjusted to reflect the sale of the 1,200,000 shares of Common Stock offered hereby at an assumed offering price of $15.75 per share, after deducting estimated offering expenses and underwriting discounts, and the application of the net proceeds therefrom. This table should be read in conjunction with the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus. See "Use of Proceeds."



                                                                          SEPTEMBER 30, 1996
                                                                     -----------------------------
                                                                       ACTUAL       AS ADJUSTED(2)
                                                                     -----------    --------------
                                                                              (UNAUDITED)
Long-term debt, less current portion..............................   $    20,881     $     20,881
                                                                     -----------    --------------
Stockholders' equity:
     Preferred stock, $0.01 par value; 100,000 shares authorized;
      no shares issued and outstanding, actual and as adjusted....            --               --
     Common stock, $0.006 par value; 6,000,000 shares authorized,
      3,868,005 shares issued and outstanding, actual; 25,000,000 shares authorized, 5,906,250 shares issued and outstanding,
      as adjusted(1)..............................................        23,208           35,438
     Additional paid-in capital...................................    13,947,516       35,392,115
     Accumulated deficit..........................................    (6,108,245)      (6,108,245)
                                                                     -----------    --------------
          Total stockholders' equity..............................     7,862,479       29,319,308
                                                                     -----------    --------------
               Total capitalization...............................   $ 7,883,360     $ 29,340,189
                                                                      ==========      ===========


---------------

(1) Does not include: (i) 459,299 shares of Common Stock reserved for issuance under the Company's Stock Option Plan and (ii) 270,000 shares of Common Stock issuable upon exercise of outstanding warrants expiring on December 6, 1998.

(2) Includes $4,379,829 received from the exercise of 838,245 warrants outstanding at September 30, 1996.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus. The statement of operations data for the years in the five-year period ended June 30, 1996 and the balance sheet data as of June 30, 1992, 1993, 1994, 1995 and 1996 are derived from, and are qualified by reference to, the audited financial statements of the Company. The selected financial data as of and for the three months ended September 30, 1995 and 1996 have been derived from unaudited financial statements of the Company which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such information as of and for such period. The results of operations for the three months ended September 30, 1996 are not necessarily indicative of the results of operations to be expected for the entire year or for any subsequent period.

                                                                                                              THREE MONTHS ENDED
                                                          YEAR ENDED JUNE 30,                                    SEPTEMBER 30,
                                 ---------------------------------------------------------------------     -------------------------
 STATEMENT OF OPERATIONS DATA:     1992           1993           1994           1995           1996           1995           1996
                                 ---------     ----------     ----------     ----------     ----------     ----------     ----------
                                                                                                                   (UNAUDITED)
Revenues:
    License fee, royalty and
      research income........... $ 298,855     $  855,590     $2,106,662     $2,683,925     $3,628,735     $  818,459     $1,059,213
    Interest income.............    15,988          7,061         93,583        253,858        238,178         63,051        102,447
                                 ---------     ----------     ----------     ----------     ----------     ----------     ----------
         Total revenues.........   314,843        862,651      2,200,245      2,937,783      3,866,913        881,510      1,161,660
                                 ---------     ----------     ----------     ----------     ----------     ----------     ----------
Costs and expenses:
    Research and development....   407,489        444,095        504,140        882,356      1,164,172        283,259        340,613
    Royalties...................     3,000        310,822      1,041,703      1,250,789      1,676,870        391,191        474,294
    General and
      administrative............   196,705        203,700        388,898        836,549        864,784        168,602        258,673
    Interest expense............   116,921         82,439         40,857         47,534         42,562         13,106          8,544
                                 ---------     ----------     ----------     ----------     ----------     ----------     ----------
         Total costs and
           expenses.............   724,115      1,041,056      1,975,598      3,017,228      3,748,388        856,158      1,082,124
                                 ---------     ----------     ----------     ----------     ----------     ----------     ----------
Income (loss) before provision
  for income taxes..............  (409,272)      (178,405)       224,647        (79,445)       118,525         25,352         79,536
Provision for income taxes......        --             --         17,000             --             --          3,000             --
                                 ---------     ----------     ----------     ----------     ----------     ----------     ----------
Net income (loss)............... $(409,272)    $ (178,405)    $  207,647     $  (79,445)    $  118,525     $   22,352     $   79,536
                                 ==========    ==========     ==========     ==========     ==========     ==========     ==========
Net income (loss) per common
  share......................... $   (0.35)    $    (0.13)    $     0.08     $    (0.03)    $     0.03     $     0.01     $     0.02
                                 ==========    ==========     ==========     ==========     ==========     ==========     ==========
Average shares outstanding...... 1,184,388      1,395,390      2,524,432      3,119,718      4,297,536      3,849,776      4,628,238
                                 ==========    ==========     ==========     ==========     ==========     ==========     ==========

                                                                                                          SEPTEMBER 30,
                                                               JUNE 30,                                   -------------
                                 --------------------------------------------------------------------         1996
      BALANCE SHEET DATA:          1992          1993           1994           1995           1996        -------------
                                 ---------     ---------     ----------     ----------     ----------     (UNAUDITED)
Working capital (deficit)....... $(199,098)    $(222,006)    $4,698,540     $4,444,108     $7,469,378      $ 7,586,791
Total assets....................   494,052       746,319      6,001,963      6,034,912      9,366,796        8,733,491
Long-term debt..................   600,000       565,556        452,296        348,965        135,907           20,881
Total stockholders' equity
  (deficit).....................  (722,685)     (734,786)     4,309,027      4,288,182      7,568,734        7,862,479

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is engaged in the research, development, manufacturing and commercialization of nasally administered forms of prescription and over-the-counter pharmaceuticals that are currently delivered in oral, injectable or other dosage forms. The nasal delivery of certain pharmaceuticals can enable more rapid systemic absorption, lower required dosages, quicker onset of desired effect, and painless, convenient patient self-administration.

     In December 1991, BMS received marketing approval from the FDA for a nasal formulation of Stadol NS, a narcotic analgesic, which was sublicensed to BMS by the Company pursuant to the BMS Agreement. In 1992, the Company began to generate revenues from the receipt of royalties in connection with the BMS Agreement. On November 5, 1996, the Company received FDA marketing clearance for Nascobal, its Vitamin B-12 nasal gel. The Company's pipeline includes nine additional drugs, five of which are being developed under collaborative agreements with other pharmaceutical companies. Through fiscal 1997, the Company expects revenues to consist principally of revenues from BMS, milestone payments and research fees. The Company does not expect revenues from its Nascobal product until fiscal 1998.

     In the past, the Company's product development strategy has generally been to seek strategic alliances in order to minimize the risk, time and cost typically associated with the early stages of commercializing a family of pharmaceuticals. The Company believes it is now able to leverage its product development experience and broad product pipeline to pursue internally funded development projects. The Company believes that postponing the establishment of strategic alliances until later stages of product development will allow the Company to negotiate more favorable collaborative agreements and retain product rights. Therefore, the Company intends to commit significant financial resources to research and development with the goal of achieving greater economic benefit from product sales. As a result of this increased investment in the development of the Company's product pipeline, the Company does not expect to be profitable until at least through fiscal 1998.

RESULTS OF OPERATIONS

  Three Months Ended September 30, 1996 Compared To Three Months Ended September 30, 1995

     Revenues. Revenues for the three months ended September 30, 1996 increased by $280,000 to $1.2 million, or 31.8%, over such revenues for the three months ended September 30, 1995. This increase was due to increases in license fee, royalty and research income, which for the three months ended September 30, 1996 increased by $241,000 to $1.1 million, or 29.4%, over such income for the three months ended September 30, 1995. The license fee, royalty and research income increase primarily was due to royalty income received from BMS pursuant to the BMS Agreement. The increased revenue associated with the BMS Agreement primarily was due to increased sales of Stadol NS. Royalty income received from the BMS Agreement for the current three-month period increased by $171,000 to $966,000, or 21.5%, over such income for the similar period in fiscal 1996. Interest income for the current three-month period increased by $39,000 to $102,000, or 62.5%, compared to such income for the similar period in fiscal 1996 due to an increase in the amount of excess funds invested.

     Research and development expense. In the three months ended September 30, 1996, the Company continued to conduct pharmaceutical and pharmacological research and assemble the technical and reference data required to gain marketing approval from the appropriate regulatory agencies for six new drug products. Preclinical and clinical research and development expense for the three months ended September 30, 1996 increased by $57,000 to $341,000, or 20.2%, over such expense for the three months ended September 30, 1995. Such increase was due to the execution of the Company's strategy to accelerate development of its nasal pharmaceutical formulations.

     Royalties expense. Royalties expense for the three months ended September 30, 1996 increased by $83,000 to $474,000, or 21.2%, over such expense for the three months ended September 30, 1995. Such increase was due to the increase in royalties paid by the Company to the University of Kentucky Research Foundation ("UKRF") in connection with the BMS Agreement. Pursuant to a separate license agreement between the Company and UKRF, the Company pays UKRF royalties based on royalty income received by the Company under the BMS Agreement. Accordingly, royalties expense in connection with the BMS Agreement increases approximately in proportion to royalty income.

     General and administrative expense. General and administrative expense for the three months ended September 30, 1996 increased by $90,000 to $259,000, or 53.4% over such expense for the three months ended September 30, 1995 due to increased staffing expense. As a percentage of revenues, general and administrative expense increased to 22.3% for current three-month period from 19.1% for the similar period in fiscal 1996.

  Year Ended June 30, 1996 Compared To Year Ended June 30, 1995

     Revenues. Revenues for fiscal 1996 increased by $929,000 to $3.9 million, or 31.6%, over such revenues for fiscal 1995. This increase was due to increases in license fee, royalty and research income, which for fiscal 1996 increased by $945,000 to $3.6 million, or 35.2%, over such income for fiscal 1995. The license fee, royalty and research income increase primarily was due to royalty income received from BMS, pursuant to the BMS Agreement. The increased revenue associated with the BMS Agreement primarily was due to increased sales of Stadol NS. Royalty income received from the BMS Agreement for fiscal 1996 increased by $883,000 to $3.4 million, or 34.9%, over such income for fiscal 1995. This increase was offset in part by a decrease for fiscal 1996 of $97,000 to $19,000 for royalty income received from the marketing of the licensed non-prescription Vitamin B-12 nasal gel by Nature's Bounty, Inc. ("NB"). The Company does not expect any significant future royalty payments from NB. Interest income for fiscal 1996 decreased by $16,000 to $238,000, or 6.2%, compared to such income for fiscal 1995 due to changed interest rates and reduction in the amount of excess funds invested.

     Research and development expense. In fiscal 1996, the Company continued to conduct pharmaceutical and pharmacological research and assemble the technical and reference data required to gain marketing approval from the appropriate regulatory agencies for six new drug products. Preclinical and clinical research and development expense for fiscal 1996 increased by $282,000 to $1.2 million, or 31.9%, over such expense for fiscal 1995. Such increase was due to the execution of the Company's strategy to accelerate development of its nasal pharmaceutical formulations.

     Royalties expense. Royalties expense for fiscal 1996 increased by $426,000 to $1.7 million, or 34.1%, over such expense for fiscal 1995. Such increase was due to the increase in royalties paid by the Company to the UKRF in connection with the BMS Agreement.

     General and administrative expense. General and administrative expense for fiscal 1996 increased by $28,000 to $865,000, or 3.4%, over such expense for fiscal 1995. As a percentage of revenues, however, general and administrative expense decreased to 22.4% for fiscal 1996 from 28.5% for fiscal 1995. This improvement was due to the leveraging of the Company's infrastructure as revenues increased significantly while general and administrative expenses increased slightly.

  Year Ended June 30, 1995 Compared To Year Ended June 30, 1994

     Revenues. Revenues for fiscal 1995 increased by $738,000 to $2.9 million, or 33.5%, over such revenues for fiscal 1994. This increase was due to increases in license fee, royalty and research income, which for fiscal 1995 increased by $577,000 to $2.7 million, or 27.4%, over such income for fiscal 1994. The license fee, royalty and research income, increase primarily was due to royalty income received from BMS pursuant to the BMS Agreement. Royalty income received from the BMS Agreement for fiscal 1995 increased by $630,000 to $2.5 million, or 33.1%, over such income for fiscal 1994. This increase was offset in part by a decrease for fiscal 1995 of $28,000 to $116,000, or 19.7%, compared to fiscal 1994 for royalty income received from the marketing of the licensed non-prescription Vitamin B-12 nasal gel by NB. Interest income for fiscal 1995 increased by $160,000 to $254,000, or 171.3%, over such income for fiscal 1994. Such increase was due to the fact that funds from the Company's December 1993 public offering were invested for a full fiscal year as of June 30, 1995, compared with a partial period in the prior year.

     Research and development expense. Preclinical and clinical research and development expense for fiscal 1995 increased by $378,000 to $882,000, or 75.0%, over such expense for fiscal 1994. Such increase was due to the execution of the Company's strategy to accelerate development of its nasal pharmaceutical formulations.

     Royalties expense. Royalties expense for fiscal 1995 increased by $209,000 to $1.3 million, or 20.1%, over such expense for fiscal 1994. Such increase was due to the increase in royalties paid by the Company to UKRF in connection with the BMS Agreement.

     General and administrative expense. General and administrative expense for 1995 increased by $448,000 to $837,000, or 115.1%, over such expense for 1994. As a percentage of revenues, general and administrative expense increased to 28.5% for fiscal 1995 from 17.7% for fiscal 1994. This increase was due to increased staffing costs, costs associated with the Company's move to larger and more modern laboratory, manufacturing and office facilities, and consulting expenses relating to strategic planning.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1996, the Company's liquidity included cash and cash equivalents and short-term investments of $7.3 million compared to $8.0 million at June 30, 1996. These consisted primarily of the funds received from the recent exercise of warrants outstanding and the net proceeds of the Company's December 1993 public offering. Royalty income receivable at September 30, 1996, totaled approximately $1.0 million, which consisted principally of royalty income received pursuant to the BMS Agreement.

     As a result of the availability of funds provided by increased revenue as well as the liquidity provided by the Company's December 1993 public offering and the exercise of the related warrants, the Company has budgeted an increase in its research and development efforts and related general and administrative support.

     At September 30, 1996, the Company had working capital of $7.6 million. Management anticipates that its current cash position, including the exercise of remaining warrants and the net proceeds of this offering, together with cash generated from operations will provide adequate funds for the Company's anticipated needs, including working capital, until at least mid-1998. Based upon the anticipated future financing requirements of the Company, management expects that the Company may, from time to time, engage in additional financings of a character and in amounts to be determined.

     The foregoing Management's Discussion and Analysis of Financial Condition and Results of Operations contains various "forward looking statements" within the meaning of Section 27A of the Securities Act which represent the Company's intentions, expectations or beliefs concerning future events, including, but not limited to, statements regarding management's expectations with respect to FDA approval of new products, technology and product development milestones, the ability of the Company to leverage its product development and negotiate favorable collaborative agreements, the commencement of sales and the sufficiency of the Company's cash flow for the Company's future liquidity and capital resource needs. These forward looking statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, without limitation, the factors discussed in "Risk Factors." See "Risk Factors."

                                    BUSINESS

OVERVIEW

     The Company is engaged in the research, development, manufacturing and commercialization of nasally administered forms of prescription and over-the-counter pharmaceuticals that are currently delivered in oral, injectable or other dosage forms. The nasal delivery of certain pharmaceuticals enables more rapid systemic absorption, lower required dosages, quicker onset of desired effect, and painless, convenient patient self-administration, resulting in improved patient compliance and pharmacoeconomics. The Company focuses its research primarily on drugs with demonstrated safety and efficacy, which, through current delivery forms, have certain bioavailability or patient compliance limitations that may be improved with a novel delivery form.

     The Company's first commercially available pharmaceutical is a prescription pain reliever marketed as Stadol NS by BMS. Stadol NS is the only transnasal analgesic therapy marketed for the treatment of moderate to severe pain and the acute pain of migraine. Stadol NS provides significant advantages over the only alternative delivery method for this drug, injection, including patient self-administration, increased patient compliance, cost containment and the additional indication of usage, migraine headache pain. Similarly, Nascobal, the Company's nasal Vitamin B-12 product, provides both therapeutic and patient benefits over injectable therapy for chronic Vitamin B-12 deficiency anemia. Nascobal, which was independently developed by the Company, was cleared for marketing by the FDA on November 5, 1996. In addition to these approved drugs, the Company's pipeline includes nine drugs, five of which are being developed under collaborative agreements with other pharmaceutical companies.

INDUSTRY OVERVIEW

     The Company participates in the drug delivery industry, a subset of the pharmaceutical industry. Conventional methods of drug delivery include oral administration and injections. Newer delivery methods or routes of delivery include improved versions of traditional methods of drug delivery as well as expanded technologies and systems with novel routes of administration, such as the Company's nasal delivery, new oral sustained and controlled release delivery systems, oral mucosal administration, transdermal systems and pulmonary administration. Among the principal reasons for the development of new methods of drug delivery is the facilitation of the introduction of a pharmaceutical agent into a patient or consumer in a manner that provides greater safety and efficacy, lower side effect profile, improved patient compliance and greater economy than conventional methods.

     The nasal delivery of certain drugs offers significant advantages over other methods of delivery. These advantages include: (i) rapid systemic absorption; (ii) lower required dosages, resulting in lower levels of metabolites and less severe side effects; (iii) more rapid onset of desired therapeutic effects and more desirable blood profiles; (iv) convenient self-administration by patient; (v) improved patient compliance; and (vi) improved pharmacoeconomics. The Company believes that due to these advantages of nasal delivery, significant opportunities exist to address the limitations of currently available delivery forms for certain drugs.

     Although oral, injectable, patch and pulmonary dosage forms are accepted for a variety of systemic pharmaceuticals, the Company believes that nasal delivery may optimize the delivery of certain of these drugs. While the oral route is the most popular and least expensive method of delivery, it exposes the drug to liver and gastrointestinal metabolism which may diminish the activity of a drug prior to its systemic distribution. Therefore, nasal delivery may allow for administration of lower dosages to achieve the desired therapeutic effect. In addition, some patients, particularly pediatric and geriatric patients, may find this route inconvenient due to difficulty in swallowing tablets or capsules. The oral route of delivery may also require the use of fluids or measuring devices to allow the patient to self-administer messy liquids or syrups.

     Some pharmaceutical agents are delivered by injection to circumvent significant liver or gastrointestinal metabolism following oral administration. However, because of patient discomfort and the required assistance of a health care professional, injection therapy is generally inconvenient and expensive, often resulting in patient non-compliance.

     Like the injectable route, transdermal patches also bypass liver or gastrointestinal metabolism but generally do not provide rapid systemic absorption of a drug and may result in local irritation at the site following prolonged application.

     Pulmonary drug delivery is widely accepted for the administration of drugs locally to the lung or to treat respiratory conditions such as bronchial asthma. Although this route is being considered for the systemic delivery of pharmaceuticals, including peptides and proteins, it requires the use of delivery devices that may be expensive and require extensive patient education.

     The Company believes that changes in the economics of healthcare in the past several years have created a need for alternative drug delivery methods, including nasal administration. Due to managed care policies and increased competition from manufacturers of generic drugs, drug companies are faced with difficulties in raising prices and overall margin pressure. The Company's nasal drug delivery technology provides traditional large pharmaceutical companies with a novel delivery method that may improve and differentiate existing pharmaceutical products, make new indications possible and provide proprietary protection, thereby reducing competition from manufacturers of generic drugs. As a result of these industry trends, the Company believes that large pharmaceutical companies will increasingly seek to establish collaborative agreements with drug delivery specialists.

BUSINESS STRATEGY

     The Company's business strategy is to become a leading drug delivery specialist by expanding the applications of nasal drug delivery in the prescription and over-the-counter markets. The Company's strategy incorporates the following principal elements:

     Focus Initial Efforts on Approved Drugs. The Company has focused primarily on drugs that have proven efficacy and safety, are approved for marketing and which the Company believes could benefit from a nasal form of delivery. In addition, the Company's proprietary nasal formulations utilize compounds that are generally recognized as safe ("GRAS") by the FDA. The Company believes that by focusing its research and development activities on drugs with demonstrated safety and efficacy, and with an unaddressed market need, it may reduce the technical and marketing risk of its projects by decreasing the time period required to bring a new product to market and expanding the market for certain drugs.

     Internally Fund Development Through Later Stages. The Company believes that internally funding development until later stages will allow the Company to retain product rights and enable it (i) to negotiate more favorable collaborative agreements or (ii) to manufacture and market its products independently. Although historically focused on establishing early stage alliances, the Company believes it is now able to leverage its product development experience and broad product pipeline to pursue internally funded development and commercialization projects, as appropriate. Therefore, the Company intends to commit significant financial resources to research and development with the goal of achieving greater economic benefit from product sales.

     Leverage Strategic Alliances. Where appropriate, the Company seeks to establish domestic and international relationships with major pharmaceutical companies for the marketing and distribution of certain of the Company's products or technology. This approach allows the Company to devote its resources to the further development of its technology while leveraging the established sales and marketing capabilities of such collaborative partners. The Company currently has collaborative agreements with BMS, RiboGene, Pfizer, DuPont Merck and Ciba and will continue to pursue additional partners where appropriate.

     Protect and Expand Intellectual Property. The Company has and will continue to seek patent protection for its formulations and other technology in the United States and key international markets. The Company is the exclusive licensee of six U.S. patents and owns four additional U.S. patents, all covering approximately 65 drugs. The Company has filed other U.S. patent applications, as well as corresponding patent applications outside the United States, relating to the Company's technology. As specific formulations are developed and clinically tested, the Company intends to file for additional patent protections.

     Augment Technology Through Licensing and Acquisition. The pharmaceutical drug delivery systems industry is characterized by a large number of relatively small organizations which focus on various modalities of drug delivery and administration but may lack the capital or regulatory experience necessary to succeed. The Company believes that large pharmaceutical companies may seek to establish relationships with drug delivery companies that are able to offer alternative, multiple or combination delivery methods and are organizationally and financially stable. Therefore, the Company intends to augment its internal growth through licensing technology and the acquisition of companies that provide complementary technology, management and markets. The Company was recently granted an exclusive license from DynaGen, Inc. ("DynaGen") to develop a nasal formulation of Lobeline for smoking cessation. No specific acquisition is currently contemplated.

PRODUCTS

     The Company is engaged in the research and commercialization of nasally administered forms of prescription and over-the-counter pharmaceuticals that are currently delivered in oral, injectable or other dosage forms. The Company currently holds or licenses patents covering approximately 65 pharmaceuticals. The Company leverages its intellectual property and reduces the technical risk of its projects by focusing its research efforts on the development of drugs with demonstrated safety and efficacy. In order to address market needs, the Company targets drugs whose current delivery methods present certain bioavailability, patient compliance or cost limitations. Based on its research, the Company believes that advantages of nasal delivery include ease of use, rapid systemic absorption, lower side-effect profile, improved cost-effectiveness, lower required dosage and more rapid onset of desired effect.

     The Company's current agreement with BMS provides for the sales and marketing of its first product, Butorphanol Tartrate, a pain reliever marketed as Stadol NS. The Company also recently has received marketing clearance from the FDA for Nascobal, the Company's nasal gel for the treatment of chronic Vitamin B-12 deficiency anemia. The following chart summarizes the Company's current products and product pipeline:

                     NASTECH CURRENT PRODUCTS AND PIPELINE

                            THERAPEUTIC             TRADITIONAL
      DRUG                   CATEGORY             DELIVERY METHOD              STATUS(1)                PARTNER
-----------------    -------------------------    ----------------    ---------------------------    -------------
Stadol NS            Narcotic Analgesic           Injection           Marketing(2)                   BMS
Nascobal             Vitamin/Anti-Anemia          Injection           Cleared for Marketing
Metoclopramide       Anti-Nausea/Anti-Emetic      Injection/Oral      Phase III(2)                   RiboGene
Doxylamine           Sleep-Aid                    Oral                Phase I                        Pfizer
Undisclosed          Anti-Motion Sickness         Oral                Phase I
Propranolol          Beta-Blocker/Migraine        Injection/Oral      Phase I(2)                     RiboGene
Buprenorphine        Narcotic Analgesic           Injection           Pre-Clinical
Clemastine           Antihistamine                Oral                Pre-Clinical
Chlorpheniramine     Antihistamine                Oral                Pre-Clinical
Nalbuphine           Narcotic Analgesic           Injection           Formulation Development(2)     DuPont Merck
Nicotine             Smoking Cessation            Patch/Gum           Formulation Development        Ciba

---------------

(1) See "-- Government Regulation" for a description of the different stages of development.

(2) Marketing or development activities performed by collaborative partners.

  Approved and Marketable Products

     STADOL NS (BUTORPHANOL TARTRATE) -- Narcotic analgesic for acute pain. Stadol NS is the only transnasal analgesic therapy marketed for the treatment of moderate to severe pain and the acute pain of migraine. Prior to Stadol NS, the only acceptable and effective means of delivery for Butorphanol Tartrate was the injectable form. Transnasal Butorphanol Tartrate offers significant advantages over injectable formulations of the drug, including patient self-administration, increased patient compliance, cost containment, and the additional indication of usage. Because of these advantages, transnasal Butorphanol Tartrate has enjoyed significant growth in market size since 1993, as compared to the injectable formulation. Stadol NS is currently marketed by BMS under an agreement that generates quarterly royalties to the Company.

     NASCOBAL (CYANOCOBALAMIN, USP/VITAMIN B-12) -- For Vitamin B-12 deficiency anemia. Nascobal is intended to replace inconvenient, painful and often expensive monthly injections by a health care professional for the maintenance treatment of chronic Vitamin B-12 deficiency anemia. Nascobal is intended to be a more convenient, painless, self-administered weekly therapy, which the Company believes may result in improved patient compliance. On November 5, 1996, the Company received marketing clearance from the FDA for this product. The Company independently developed Nascobal through FDA marketing clearance, and presently intends to manufacture and market this product. Accordingly, the Company intends to retain product rights, thereby receiving greater economic benefit from product sales.

  Products Under Development

     All of the pharmaceutical products currently being considered by the Company for nasal delivery are commercially available and have received FDA marketing approval in non-nasal dosage forms. Consequently, preliminary testing by the Company is designed only to determine the suitability of the drug for nasal delivery.

     The Company's development efforts focus primarily on chemical compounds protected by the Company's patents. In selecting compounds to target, the Company considers drugs which may benefit significantly from the advantages of transnasal delivery. The Company also targets pharmaceuticals which may benefit in the form of increased market size as a result of the switch to a transnasal formulation.

     The Company has four active Notices of Claimed Investigational Exemption for a New Drug ("INDs") for products in the Company's product pipeline of nasally delivered pharmaceutical agents: Meclizine (anti-nausea/anti-emetic); Metoclopramide (anti-nausea/anti-emetic); Propranolol (beta-blocker) and Doxylamine (antihistamine/sleep-aid). The further development and marketing of Metoclopramide and Propranolol are subject to collaborative agreements between the Company and RiboGene.

     Products currently under development are as follows:

     METOCLOPRAMIDE HCL -- Anti-nausea/anti-emetic. Metoclopramide HCl is an anti-nausea/anti-emetic agent indicated for the treatment of nausea and vomiting due to emetogenic cancer chemotherapy. In its oral and injectable dosage forms, it is commonly known as Reglan(R) which is marketed by Whitehall-Robbins Company. The Company believes that a self-administered nasal dosage form will provide a patient friendly alternative to injections, which are inconvenient and painful, and to oral doses, which are often difficult to swallow when nauseous. RiboGene has conducted Phase III clinical trials under an agreement that provides for certain minimum royalties to the Company beginning in 1998, in addition to royalties based on net sales if and when Metoclopramide HCl is cleared for marketing.

     DOXYLAMINE SUCCINATE -- Sleep-aid. Doxylamine Succinate is an ethanolamine derivative antihistamine used as a nighttime sleep aid in the short-term management of insomnia. In its traditional oral dosage form it is commonly known as Unisom(R), which is marketed by Pfizer. The Company believes that a nasal dosage form will provide rapid systemic absorption, may minimize side effects including morning drowsiness and will be convenient for the consumer to administer. In June 1995, the results of certain pre-clinical studies and additional support documentation were compiled and submitted with the Company's IND to the FDA. The Company has conducted initial Phase I human trials to screen formulations for optimal clinical effect. This clinical study program is continuing to date. The Company recently entered into an agreement with Pfizer to continue research and development activities with respect to Doxylamine Succinate.

     ANTI-MOTION SICKNESS COMPOUNDS -- Anti-motion sickness. Various nasal antihistaminic and non-antihistaminic compounds are being evaluated by the Company for the prevention of motion sickness. The Company is conducting formulation and pre-clinical work necessary to file the required INDs allowing for the screening of selected compounds in clinical trials. An IND has been filed for one of the compounds, Meclizine HCl, for which Phase I clinical trials have been conducted. The Company believes that the anti-motion sickness market is underserved by existing pharmaceutical agents which often require patients to pre-dose or intake oral medication after the condition manifests itself. The most common route, oral dosage, does not provide rapid absorption and is often difficult for a patient to administer due to nausea.

     PROPRANOLOL HCL -- Beta-blocker/migraine. Propranolol HCl is a non-selective beta-blocker indicated for the treatment of hypertension, angina pectoris, cardiac arrhythmias, myocardial infarction and prophylaxis of migraine headache. In its oral and injectable dosage forms, it is marketed as Inderal(R) by Wyeth-Ayerst Laboratories. The Company believes that a nasal dosage form would be rapid acting, effective and convenient to use and carry for self-administration. RiboGene has conducted Phase I clinical trials under an agreement that provides for royalties based on net sales if and when Propranolol HCl is cleared for marketing, in addition to the payment of all patent maintenance and other fees.

     BUPRENORPHINE HCL -- Narcotic analgesic. Buprenorphine HCl is a narcotic agonist-antagonist analgesic indicated for the relief of moderate to severe pain. In its injectable dosage form, it is commonly known as Buprenex(R), which is marketed by Reckitt & Colman Pharmaceutical, Inc. The only method currently approved by the FDA for administering Buprenorphine HCl is by injection. The Company believes that a nasal dosage form will allow for patient-friendly self-administration and will provide a rapid systemic absorption of the drug for quick pain relief. In 1996, the Company continued formulation work in anticipation of a pre-clinical research program to generate the required data for filing an IND for the nasal delivery of this pharmaceutical agent.

     CLEMASTINE FUMARATE -- Antihistamine. Clemastine Fumarate is an antihistamine indicated for the treatment of seasonal allergic rhinitis. In its oral dosage form, it is commonly known as Tavist(R), which is marketed by Sandoz Pharmaceuticals Corporation ("Sandoz"). The Company believes that a nasal dosage form will provide rapid systemic absorption as well as local effect for the relief of symptoms. In the past year, the Company commenced a research and development program to begin generating the necessary information and preclinical data for the filing of an IND for the nasal delivery of this drug product. In March 1996, the Company began a feasibility study under an agreement with Sandoz, which was terminated in November 1996. The Company intends to continue to develop this product independently and to pursue discussions with strategic marketing partners at a later stage.

     CHLORPHENIRAMINE MALEATE -- Antihistamine. Chlorpheniramine Maleate is an antihistamine indicated for the relief of symptoms associated with hay fever and upper respiratory allergies (allergic rhinitis). In its oral dosage form it is commonly known as ChlorTrimeton(R), which is marketed by Schering Plough Corp. The Company believes that a nasal dosage form will provide rapid systemic absorption as well as local effect for the relief of symptoms. The Company has continued its research program to generate the necessary information and preclinical data for the filing of an IND for the nasal delivery of Chlorpheniramine Maleate. A pilot bioavailability study of nasal Chlorpheniramine Maleate in animal models demonstrated higher systemic absorption of the drug following nasal versus oral administration. The Company intends to conduct a pre-clinical investigation to allow for the submission of an IND with the FDA. There can be no assurance that these results will be reproduced in Phase I clinical trials.

     NALBUPHINE HCL -- Narcotic analgesic. Nalbuphine HCl is a narcotic agonist-antagonist analgesic agent indicated for the treatment of moderate to severe pain. Nalbuphine HCl can also be used as a supplement to balanced anesthesia, for preoperative and postoperative analgesia, and for obstetrical analgesia during labor and delivery. The only method currently approved by the FDA for administering Nalbuphine HCl is by injection, and is currently marketed as Nubain(R) by DuPont Merck. The Company believes that a nasal dosage form will allow for patient-friendly self-administration and will provide a rapid systemic absorption of the drug. Under a sublicense agreement with the Company, DuPont Merck is currently conducting formulation development work in preparation for preclinical and clinical testing.

     NICOTINE -- Smoking cessation. Nicotine is a naturally occurring autonomic drug used as a temporary adjunct in the cessation of cigarette smoking in conjunction with a behavior modification program. It is commercially available as a transdermal patch and chewing gum marketed by a number of pharmaceutical companies including Ciba. Under an agreement with Ciba to develop a nicotine nasal spray for smoking cessation, the Company has commenced a research and development program to begin generating the necessary information and preclinical data for the filing of an IND for the nasal delivery of this drug product.

STRATEGIC ALLIANCES

     The Company's product development strategy had been to focus its attention and resources in a manner that minimized the risk, time and cost typically associated with the early stages of commercializing a family of pharmaceuticals. As the Company has matured in its regulatory experience and as additional financial resources have been obtained, it has conducted more of the research and development process internally and independently. The Company intends to continue this internal development, and accordingly retain product rights until later stages of the development process. The Company believes that such a strategy may increase the value of future collaborative agreements and provide the Company with the option of conducting sales or marketing efforts where appropriate.

     The Company may independently develop and market certain nasal drug products, such as certain prescription products for which there are a relatively limited number of clinicians specializing in the treatment of a condition that can be treated with one of the Company's products. Because the Company has limited experience in marketing, distributing or selling pharmaceutical products, it will have to develop adequate sales and marketing capabilities. Other nasal pharmaceuticals, such as some of the Company's proposed over-the-counter products, may lend themselves to development and marketing in conjunction with established pharmaceutical companies that can provide the financial means, marketing and distribution systems to successfully commercialize such a new nasal pharmaceutical product. The Company also plans to evaluate collaboration with commercial partners for distribution and marketing of its products in international markets.

     The Company's current collaborative arrangements generally provide for a development project to be followed by commercialization pursuant to a licensing arrangement. If a development project is successful, the collaborative partner may elect to proceed to commercialize the Company's technology pursuant to a definitive marketing and license agreement.

     The Company's current strategic alliances are as follows:

     BRISTOL-MYERS SQUIBB COMPANY -- On January 1, 1986, the Company sublicensed to BMS its development and commercial exploitation rights with respect to its licensed patent rights for the nasal delivery of Butorphanol Tartrate, in exchange for which BMS agreed to pay the Company a royalty based on the net sales of such product pursuant to the BMS Agreement. The Company must pay a percentage of these royalties to UKRF under the Company's separate license agreement with UKRF. The BMS Agreement, which may be terminated by BMS at any time upon 60 days written notice to the Company, is coextensive with the Company's licensed patent rights to nasal Butorphanol Tartrate. The nasal Butorphanol Tartrate patent expires in the year 2001 in the United States, subject to any right of extension or renewal. In December 1991, the FDA granted marketing clearance to BMS for this product and quarterly royalty payments to the Company by BMS are continuing.

     CIBA SELF-MEDICATION, INC. -- In August 1996, the Company entered into an agreement with Ciba to develop a nicotine nasal dosage form to assist with smoking cessation. Ciba markets the Habitrol(TM) transdermal patch. Under the terms of such agreement, the Company is to perform formulation and related preclinical research and development up to and including the filing of an IND. Upon the successful achievement of certain specified milestones, the Company and Ciba have agreed to negotiate definitive development, manufacturing and marketing agreements.

     THE DUPONT MERCK PHARMACEUTICAL COMPANY -- On June 30, 1994, the Company exclusively sublicensed to DuPont Merck its development and commercial exploitation rights with respect to its licensed patent rights for the nasal delivery of Nalbuphine HCl, in exchange for which DuPont Merck agreed to pay the Company a royalty based on the net sales of such product (the "DuPont Merck Agreement"). The Company must pay a percentage of these royalties to UKRF under the Company's separate licensing agreement with UKRF. Nalbuphine HCl is a synthetic narcotic analgesic agent indicated for the relief of moderate to severe pain. The DuPont Merck Agreement is limited to the countries of Canada and Mexico and is coextensive with the Company's licensed patent rights to nasal Nalbuphine HCl in those countries. The nasal Nalbuphine HCl patent expires in the year 2001 in Canada, subject to any right of extension or renewal. The Mexican patent for nasal Nalbuphine HCl is currently pending. The DuPont Merck Agreement may be terminated by DuPont Merck at any time upon 60 days written notice to the Company.

     PFIZER INC. -- On December 30, 1996, the Company entered into an Evaluation and Option Agreement with Pfizer to conduct a drug delivery feasibility study with respect to Doxylamine Succinate, one of the Company's nasally delivered sedating antihistamines (the "Doxylamine Agreement"). In its traditional oral dosage form, Doxylamine Succinate is currently marketed by Pfizer as Unisom(R). Pursuant to the Doxylamine Agreement, the Company is to design, undertake and complete a clinical research program for the nasally delivered product. The Company will receive certain development milestone payments and has granted Pfizer an option for an exclusive license for the manufacture and marketing of the product for a specified evaluation period. In the event an NDA is filed and Pfizer exercises such option, the parties have agreed to the form of a definitive licensing agreement.

     RIBOGENE, INC. -- (as successor in interest to Rugby Laboratories Co., Inc., and Darby Pharmaceuticals, Inc.) -- On June 26, 1987, the Company entered into a license agreement wherein RiboGene, as successor in interest, is the Company's sole and exclusive worldwide licensee for the manufacture, distribution and marketing of the nasal dosage form of Propranolol HCl for the life of the Company's U.S. patent covering the nasal route of administration for that drug (the "Propranolol Agreement"). If and when nasal Propranolol HCl is approved for marketing and commercialized, the Company will receive royalties based upon net sales of the product. The Company must pay a percentage of these royalties to UKRF under the Company's separate license agreement with UKRF. In addition, RiboGene is obligated to pay all patent maintenance fees with respect to Propranolol HCl and pay certain other fees thereunder. RiboGene can terminate the Propranolol Agreement at any time.

     In March 1990, the Company entered into an agreement whereby RiboGene, as successor in interest, purchased the Company's Metoclopramide HCl patent and certain proprietary research information related thereto (the "Metoclopramide Agreement"). The Metoclopramide Agreement provides for certain royalties and other fees to the Company if and when nasal Metoclopramide HCl is approved for marketing and commercialized. RiboGene has a sublicense for nasal Metoclopramide HCl with Crinos Industria Farmacobiologica SpA in Italy and Prodes in Spain.

     In December 1994, the Company and RiboGene amended the Propranolol Agreement and the Metoclopramide Agreement whereby the Company waived its option to repurchase the exclusive rights to nasal Propranolol HCl and Metoclopramide HCl in consideration of a three-year right of first refusal to perform dosage-form development work for both projects. The amended Metoclopramide Agreement also provided for an increased royalty rate and certain minimum royalties commencing in 1998.

PATENTS AND PROPRIETARY RIGHTS

     The Company pursues a strong policy of obtaining patent protection in both the United States and selected foreign jurisdictions. The Company has been granted five U.S. patents and has two pending U.S. patent applications. One patent has been assigned to RiboGene for Metoclopramide HCl and another covering Propranolol HCl has been exclusively licensed to RiboGene. The primary technology protected by the Company's patent and proprietary rights relates to the nasal administration of various compositions and compounds. Both the compositions and compounds and the method of nasal administration of such compositions and compounds are protected. Approximately 65 compositions and compounds are covered by U.S. patents and corresponding foreign patents and applications held by or licensed to the Company. Thirteen additional compositions are disclosed in pending U.S. patent applications.

     The establishment of a strong proprietary position is an important element of the Company's strategy, as the pharmaceuticals to which the Company has proprietary rights for nasal delivery have been commercially available in traditional oral or injectable forms for many years and have been approved for use by those delivery methods by the FDA.

     On June 1, 1983, the Company entered into the UKRF Agreement with UKRF and Dr. Anwar Hussain, pursuant to which the Company obtained an exclusive worldwide (except for the Middle East region) license for the development and commercial exploitation of certain patents, patent applications and related know-how (collectively the "UKRF Information") pertaining to the nasal delivery of the following drugs:

            Narcotic Antagonists and Analgesics: naloxone, naltrexone, diprenorphine, nalmexone, cyprenorphine, alazocine, oxilorphan, cyclorphan, morphine, metopon, desomorphine, dihydromorphine, hydromorphone, 3-hydroxy-N-methylmorphinan, levophenacylmorphan, metazocine, norlevorphanol, phenomorphan, levorphanol, oxymorphone, buprenorphine, butorphanol, cyclazocine, phenazocine, pentazocine, nalorphine, levallorphan, nalbuphine.

            Beta Blockers:  propranolol.

            Natural Female Sex Hormones:  17 beta-estradiol and progesterone.

The UKRF Agreement will terminate upon the expiration date of the latest patent included in the UKRF Information. UKRF's U.S. patents expire between 1999 and 2001.

     The UKRF Agreement requires the Company to pay UKRF the greater of (i) the minimum annual royalties set forth below, or (ii) royalties based on a percentage of sales of any product utilizing the UKRF Information (collectively "UKRF Products"). If the UKRF Product is covered by a patent, royalties are based on a schedule ranging between 4% and 6% of aggregate net sales. Minimum royalties are payable commencing one year after FDA approval of a New Drug Application ("NDA") with respect to a UKRF Product and are $100,000 per year. If the UKRF Product, or any portion thereof, is not covered by a patent, the Company is required to pay UKRF 50% of the greater of the aforementioned minimum annual royalty or percentage royalty, whichever shall be applicable.

     The UKRF Agreement accords the Company the right to grant sublicenses for UKRF Products. In such event, the royalties payable to UKRF for domestic and foreign sales thereof will be limited to 50% and 20%, respectively, of revenues received by the Company therefrom. The Company has granted three sublicenses to date.

     On December 30, 1996, the Company entered into a Development and License Agreement with DynaGen whereby the Company acquired an exclusive worldwide license for the development, manufacture, distribution or use of Lobeline via the nasal membrane for the treatment of nicotine addiction (the "Lobeline License"). The Lobeline License is subject to the satisfactory completion of certain milestones set forth in a development program.

     At present, in addition to the patented drugs licensed from the UKRF and DynaGen, the Company owns four issued U.S. patents and corresponding or related foreign patents and applications pending, related to the nasal administration of various therapeutic agents. All of the Company's patent applications are directed to compositions for delivering the therapeutic agents by the nasal route or to the use of such compositions for nasal delivery.

     The Company pursues a general policy of obtaining patent protection in both the U.S. and selected foreign jurisdictions for patentable subject matter. In 1986 and 1988, U.S. patents were issued to the Company describing and claiming nasal delivery of a variety of antihistamine, anti-nausea and anti-emetic pharmaceutical agents including Meclizine and Metoclopramide; as well as nasal compositions containing Vitamin B-12 and caffeine. Corresponding or related patent applications for most of these pharmaceutical agents were filed in several foreign countries.

     United States patents, which expire between 2003 and 2005 have been issued to the Company for the nasal delivery of the following pharmaceutical agents:

            Antihistamines and/or
            Anti-nausea/Anti-emetics: metoclopramide, diphenhydramine, clemastine, dimenhydrinate, doxylamine, carbinoxamine, phenyltoloxamine, tripelennamine, pyrilamine, brompheniramine, pheniramine, chlorpheniramine, dexchlorpheniramine, triprolidine, promethazine, trimeprazine, propiomazine, methdilazine, cyproheptadine, azatadine, methapyrilene, diphenylpyraline, phenindamine, hydroxyzine, terfenadine, cimetidine, ranitidine, cyclizine, chlorcyclizine, meclizine, buclizine, trimethobenzamide, benzquinamide.

            Vitamin:  cyanocobalamin/vitamin B-12 (Nascobal).

            Stimulant:  caffeine.

     The Company can make no assurances that any issued patent, whether domestic or foreign, will provide commercially significant patent protection. Further, patent positions of pharmaceutical companies are generally uncertain and involve complex legal and factual issues. Therefore, although the Company believes its patents are valid, it cannot predict with any precision the scope or enforceability of the claims allowed thereunder. In addition, there can be no assurance that the Company's patent applications will result in issued patents, that issued patents will provide an adequate measure of protection against competitive technology which could circumvent such patents or that issued patents would withstand review and be held valid by a court of competent jurisdiction. Furthermore, there can be no assurance that any issued patents will not be infringed or otherwise circumvented by others or that the Company will be able to fund the cost of litigation against such parties.

     The Company depends upon the knowledge, experience and skills of its key scientific and technical personnel. To protect its rights to its proprietary information, the Company requires all employees, consultants, advisors and others to enter into confidentiality agreements which prohibit the disclosure of confidential information to third parties and require disclosure and assignment to the Company of developments, inventions and discoveries. There can be no assurance that these agreements will effectively prevent the unauthorized use or disclosure of the Company's confidential information.

MANUFACTURING

     The Company has established internal manufacturing capabilities for clinical trials and small commercial quantities of its products. All of the Company's products for clinical and commercial use must be produced under controlled conditions and under current FDA GMP. In August 1995, the Company completed moving its executive offices, laboratory and manufacturing facilities to a larger, more efficient and modern facility. The Company's laboratory and manufacturing facilities are registered to operate by both the FDA and the New York State Board of Pharmacy thereby enabling the Company to manufacture and test its own pharmaceutical products. In order to insure continued compliance with GMP requirements, the Company is required to maintain sufficient technical staff to oversee all production operations, including quality control, quality assurance, technical support and manufacturing management. Manufacturing facilities and laboratories are subject to biennial inspections by the FDA.

     In connection with collaborative agreements and if contract manufacturing arrangements are established with third parties, the Company will depend upon third parties to produce and deliver products in accordance with GMP. There can be no assurance that such parties will perform their obligations in a timely fashion and any failures by such third parties could cause a delay in clinical trials, commercialization of product, or ability to supply the market. The Company intends to manufacture its Nascobal product at its current facilities. See "Risk Factors -- Limited Manufacturing, Marketing and Sales Capability."

GOVERNMENT REGULATION

     The Company's research and development activities are, and its future business will be, subject to significant regulation by numerous governmental authorities in the United States and other countries. Pharmaceutical products intended for therapeutic use in humans are governed by FDA regulations in the

United States and by comparable regulations in foreign countries. The process of completing clinical testing and obtaining FDA approval for a new drug product requires a number of years and the expenditure of substantial resources.

     Following initial formulation, the steps required before any new pharmaceutical product may be marketed in the United States include (i) preclinical laboratory and animal tests, (ii) the submission to the FDA of an IND application, (iii) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug, (iv) the submission of an NDA to the FDA, and (v) FDA approval of the NDA prior to any commercial sale or shipment of the drug.

     Typically, preclinical studies are conducted in the laboratory and in animal model systems to gain preliminary information on the drug's bioavailability or efficacy and to identify any significant safety problems. The results of these studies are submitted to the FDA as part of the IND application. Testing in humans may commence 30 days after filing of the IND unless the FDA issues a "clinical hold". A three phase clinical program is usually required for FDA approval of a pharmaceutical product.

     Phase I clinical trials are conducted to determine the safety and optimal dosage of the product in normal volunteers who do not have the disease or condition that the proposed drug is designed to treat. Phase I studies are conducted at approved institutions at which the absorption and excretion (pharmacokinetics) of the drug as well as any side effects are closely monitored.

     If the Phase I testing data is positive and there are no adverse reactions, a Phase II clinical trial is conducted to gain preliminary evidence as to the safety and efficacy of the product in a selected patient population. A Phase III clinical trial is conducted on a more complex patient population including patients with multiple disease states and taking one or more medications to provide sufficient data for the statistical proof of safety and efficacy. Phase II and III studies are usually multi-center trials in order to achieve greater statistical validity. A clinical trial may combine the elements of more than one phase.

     Upon completion of clinical testing which demonstrates that the product is safe and effective for a specific indication, an NDA may be filed with the FDA. This application includes details of the testing processes, preclinical studies, clinical trials, as well as chemical, analytical, manufacturing, packaging and labeling information. FDA approval of the application is required before the applicant may market the new drug product.

     Recent user-fee legislation establishes specific time frames for completion of FDA regulatory reviews. While this program provides some measure of assurance that the FDA's review is conducted in a timely fashion, there is no guarantee that the time periods will be met in all cases or that the review will provide positive results. Even after initial FDA approval has been obtained, the NDA must be supplemented with any new data subsequently obtained with respect to the drug's safety and efficacy. Further studies may be required to provide additional data on safety or to gain approval for the use of a product as a treatment in clinical indications other than those for which the product was initially tested. The FDA may also require post-marketing testing and surveillance programs or Phase IV post-approval trials to monitor the drug's effects. Side effects resulting from the use of pharmaceutical products may prevent or limit the further marketing of products.

     In addition to regulations enforced by the FDA, the Company is subject to regulations under the Occupational Safety and Health Act, various state and federal environmental protection laws, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other similar federal, state and local regulations governing permissible laboratory activities, waste disposal and other matters.

     For marketing outside of the United States, the Company will be subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs. The requirements relating to the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.

HEALTH CARE REIMBURSEMENT

     The Company's ability to achieve a competitive position with respect to prescription pharmaceutical product applications will depend in part upon the extent to which reimbursement for the cost of such products and related treatments will be available to health care consumers from government health administration authorities, private health care insurers and other health care payers, such as health maintenance organizations and self-insured employee plans. There can be no assurance that such reimbursement will be available at all or at levels sufficient to allow the Company and its collaborative partners to maintain profitable price levels for products incorporating the Company's technology. If adequate reimbursement levels are not provided by government and third-party payers for products incorporating the Company's technology, sales of these products would be adversely affected.

     The health care industry is changing rapidly as the public, government, medical professionals and the pharmaceutical industry examine ways to broaden medical coverage while controlling the increase in health care costs. The Company believes that Congress may continue to consider health care reform proposals which, if enacted, would significantly affect health care, pharmaceutical and drug delivery companies, among others. Potential changes could put pressure on the prices of prescription pharmaceutical products. Health care reform may adversely affect the Company's business, particularly to the extent that the Company develops products for prescription drug applications. The Company is unable to predict, however, when any proposed health care reforms will be implemented, if ever, or the effect of any implemented reforms on the Company's business or prospects. See "Risk Factors -- Uncertainty of Health Care Reimbursement."

COMPETITION

     The Company is engaged in the pharmaceutical, drug delivery systems industry which is characterized by extensive research efforts, rapid technological progress and intense competition. Competitors of the Company in the United States and abroad are numerous and include, among others, major pharmaceutical companies, biotechnology firms, universities and other research institutions. At the present time, the Company does not know of another pharmaceutical company engaging exclusively in the development of drugs intended for nasal administration, but other pharmaceutical companies which are larger than the Company are known to be engaged in researching non-exclusively some nasally administered pharmaceuticals, and may be expected to enter this field if the nasal route ever becomes the method of choice for the administration of certain classes of drugs.

     Further, there can be no assurance that the Company's competitors will not succeed in developing technologies and products that are more effective than the nasal technology being developed by the Company or which would render the Company's technology and products obsolete or noncompetitive. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company. Many of the Company's competitors have greater experience than the Company in conducting preclinical testing and clinical trials of pharmaceutical products and obtaining FDA and other regulatory approvals. Accordingly, the Company's competitors may succeed in obtaining FDA approval for products more rapidly than the Company. If the Company commences commercial sales of its products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it has limited or no experience.

     The Company believes that direct competition with its patented nasal delivery products may be difficult because of the Company's patent position. However, the Company's products must also compete with other modalities of drug delivery and administration including, but not limited to, such promising technologies and methods as controlled release, target organ or site release, pumps, polymers, microemulsion, monoclonal antibodies, inhalation, ocular, liposomal, implants, transdermal passive and transdermal electrotransport. Other products using these or other delivery alternatives may be developed that will be as or more effective than the Company's products and proposed products. There can be no assurance that the Company will be able to compete effectively with other commercially available products or that development of other technologies or methods of drug delivery will not detrimentally affect the Company's commercial opportunities. See "Risk Factors -- Intense Competition."

EMPLOYEES

     At December 1, 1996, the Company had 17 full-time employees, of whom 12 were engaged in research and development, including the Company's President and Vice President of Research and Development, both of whom hold Ph.D. degrees in pharmaceutical sciences, as well as the Company's Director of Clinical Research. The balance of the Company's employees are engaged in administration and support functions.

     None of the Company's employees are covered by a collective bargaining agreement or are represented by a labor union. The Company considers its relationship with its employees to be satisfactory.

     The development, manufacture and marketing of the Company's products requires substantial scientific and technical capabilities in several disparate disciplines, including but not limited to biochemistry, analytical chemistry, pharmacology, therapeutics, toxicology, pharmacy and statistics. While the Company believes that the capability and experience of its technical employees compares favorably with the industry as a whole, there can be no assurance that it can retain existing employees or attract and hire the highly capable technical and scientific employees it may need in the future on terms deemed favorable to the Company, if at all. See "Risk Factors -- Dependence Upon Key Personnel and Attraction of Qualified Personnel."

PROPERTIES AND FACILITIES

     The Company leases approximately 10,000 square feet at 45 Davids Drive, Hauppauge, New York for its laboratory, manufacturing facility as well as its corporate and administrative offices. The lease provides for minimum annual rent of approximately $82,000 and expires in May 2000 with the Company having an option to renew for an additional five-year term at increased annual rental rates. The Company is also responsible for all utilities, maintenance, security and property tax increases. The Company believes this facility is suitable for its operations for the initial term of the lease, however, it will require leasehold improvements in order to enable the Company to engage in full-scale manufacturing of its Nascobal product.

LEGAL PROCEEDINGS

     The Company knows of no litigation or proceeding, pending or threatened, to which the Company is or may become a party.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers, directors and senior employees of the Company are as follows:


                     NAME                        AGE                     POSITION
----------------------------------------------   ---    -------------------------------------------
Devin N. Wenig................................   30     Chairman
Dr. Vincent D. Romeo..........................   40     President and Chief Executive Officer
Dr. Charan R. Behl............................   45     Vice President of Research and Development
Andrew P. Zinzi...............................   49     Chief Financial Officer
John Marinaro.................................   48     Director of Clinical Research
Dr. John Wei Xia..............................   40     Senior Research Scientist
Joel Girsky...................................   57     Director, Secretary, Treasurer
Grant W. Denison, Jr..........................   47     Director
Dr. Ian R. Ferrier............................   53     Director
Alvin Katz....................................   67     Director
John V. Pollock...............................   58     Director



     Devin N. Wenig. Mr. Wenig was appointed Chairman of the Company's Board of Directors in June 1991. From March 1991 to March 1994, Mr. Wenig was a mergers and acquisitions attorney with the New York law firm of Cravath, Swaine and Moore. From March 1994 to the present, Mr. Wenig has served as corporate counsel to Reuters America Holdings Inc., and serves as a director of several subsidiaries of Reuters. Mr. Wenig received a B.A. degree from Union College and a J.D. degree from the Columbia University School of Law.


     Dr. Vincent D. Romeo. Dr. Romeo has been employed by the Company since 1985 as Director of Research and was appointed President and Chief Executive Officer of the Company in August 1991. Dr. Romeo is a registered pharmacist in the State of New York and received a Ph.D. degree from St. John's University College of Pharmacy and Allied Health Professions in Pharmaceutical Sciences in 1984, with a specialty in pharmacology. He continues at St. John's as an Adjunct Professor of Pharmacology, Graduate Division, College of Pharmacy and Allied Health Professions. He has authored and co-authored several published articles in the field of drug delivery. Dr. Romeo has also presented his work at various meetings and conferences sponsored by the American Association of Pharmaceutical Scientists ("AAPS") and the American College of Clinical Pharmacology. Dr. Romeo is an active member of the AAPS, the American College of Clinical Pharmacology, the Rho Chi Pharmaceutical Society, and the New York Academy of Sciences. He is currently co-chairing the Nasal Drug Delivery Focus Group of the AAPS. Dr. Romeo has also been appointed as an Adjunct Assistant Professor of Pharmaceutics at The University of Rhode Island, College of Pharmacy.


     Dr. Charan R. Behl. Dr. Behl has been employed by the Company since January 1995 as Vice President of Research and Development. Dr. Behl previously held senior research positions in the Pharmaceutical Research and Development Department of Hoffmann La-Roche, Inc, for approximately 14 years. During his tenure at Roche and as a research faculty member at the University of Michigan, he has done extensive research and product development on various drug delivery systems. Dr. Behl has worked on the optimization of drug delivery via different routes including nasal, enteral, transdermal (local and systemic), rectal, vaginal and trans-nail. Dr. Behl has authored or coauthored over 100 articles and major meeting abstracts including many book chapters. Working closely with his colleagues at the FDA, academia, National Institute of Health and other companies, Dr. Behl has been instrumental in organizing international workshops, conferences and meetings to address crucial issues pertaining to drug delivery. Currently he is co-chairing the Nasal Drug Delivery Focus Group of the AAPS. Dr. Behl is an active member of the American Pharmaceutical Association, AAPS and Controlled Release Society, and is a Fellow of the AAPS.


     Andrew P. Zinzi. Mr. Zinzi has been employed by the Company since November 1996 as the Company's Chief Financial Officer. From February 1992 to November 1996, Mr. Zinzi was employed by IVAX Corporation ("IVAX"), a pharmaceutical company, most recently as Vice President-Finance and

Treasurer. From March 1985 to February 1992, Mr. Zinzi held various management positions in finance and operations with Goldline Laboratories and Bioline Laboratories, distributors of generic pharmaceutical products, which were subsequently acquired by IVAX in December 1991. Mr. Zinzi is a CPA, member of the AICPA and earned a Master of Business Administration degree from New York University.

     John Marinaro. Mr. Marinaro, who joined the Company as Director of Clinical Research in June 1996, has extensive experience in the clinical development of drugs for the treatment of cancer, AIDS, nausea/ vomiting, anxiety and Alzheimer's disease. From 1995 until joining the Company, he was a self-employed consultant. From 1993 to 1995, Mr. Marinaro, directed the ovarian cancer clinical program of Anthra Pharmaceuticals. From 1973 to 1993, Mr. Marinaro was employed in several capacities by BMS, including Project Leader for Paraplatin(R) and Taxol(R), the two definitive drugs for the treatment of ovarian cancer. In that position, he coordinated the international clinical program that led to FDA approval of these drugs. Mr. Marinaro is a graduate of Drew University and holds a Master of Science degree in biology from Seton Hall University.

     Dr. John Wei Xia. Dr. Xia has been employed by the Company since April 1996 as a Senior Research Scientist. Dr. Xia received his Ph.D. degree from The University of Illinois at Chicago, College of Pharmacy in Pharmaceutical Sciences in 1996. Dr. Xia also has a M.S. degree in Immunology and a Bachelor Degree in Medicine which he received from The University of Chinese Medicine of Shanghai in 1987 and 1984, respectively. Dr. Xia had worked as a Physician and as a Research Associate in The Department of Immunology, Research Institute of Chinese Medicine of Shanghai before his Ph.D. study. Dr. Xia is an active member of the AAPS and Control Release Society.

     Joel Girsky. Mr. Girsky has been a Director of the Company since October 1983, and the Company's Secretary and Treasurer since April 1986. From 1961 to the present, Mr. Girsky has been President and Chairman of the Board of Jaco Electronics, Inc., Hauppauge, New York, a publicly held company engaged in the distribution of electronic components. Mr. Girsky received a degree in Marketing from Brooklyn College in 1957.

     Grant W. Denison, Jr. Mr. Denison, who was appointed to the Company's Board of Directors in September 1996, was President, Worldwide Consumer Products of G.D. Searle & Co. ("Searle") and served in such capacity from 1993 to 1995. Mr. Denison has also served as Corporate Vice President, Strategic Planning for Searle's parent company Monsanto Company from 1989 to 1993. In addition, Mr. Denison also served as President of Searle's U.S. Pharmaceutical Operations from 1987 to 1989. Prior to joining Searle, Mr. Denison was Vice President of International Operations for Squibb Medical Systems and also held a number of senior management positions at Pfizer, Inc. Mr. Denison is a member of the board of directors of Genetronics Inc., a subsidiary of Genetronics Biomedical Ltd. He has served as national chairman of the President's Council for the American Lung Association. Mr. Denison holds a Master of Business Administration degree from Harvard Business School and received a Bachelor's Degree from Colgate University.

     Dr. Ian R. Ferrier. Dr. Ferrier, who was appointed to the Company's Board of Directors in January 1995, is the founder, President and Chief Executive Officer of Bogart Delafield Ferrier Inc., and has served in such capacity since its inception in 1982. Trained in medicine and pharmacology, Dr. Ferrier has managed and directed pharmaceutical programs and guided the growth of several multinational companies. He has served on the Board of Directors of a number of health care and biotechnical firms, as well as serving as consultant to many of the world's major pharmaceutical companies. From 1982 to 1987, Dr. Ferrier served as President of McCann Healthcare Inc. From 1982 to 1983, Dr. Ferrier served as Chairman of The Covington Group of Companies, in 1982 as Executive Vice President of TechAmerica Group and from 1979 to 1982, as Vice President of Kalipharma Inc. From 1975 to 1979, Dr. Ferrier served as Chief Executive Officer of the Monadnock Medical Center. Dr. Ferrier received a BSc in Pharmacology from the University of Edinburgh, Edinburgh Scotland; served his residency training in nephrology/clinical pharmacology at Southmead General Hospital, University of Bristol Associated Hospitals, Bristol, England; and his post-graduate internship at the Western General Hospital of the University of Edinburgh Associated Hospitals, Edinburgh, Scotland.

     Alvin Katz. Mr. Katz was appointed to the Board of Directors of the Company in September 1993. Since 1981, he has served as an adjunct professor of business management at Florida Atlantic University. In

1991, Mr. Katz was appointed Chief Executive Officer of Odessa Engineering Corp., a company engaged in the manufacturing of pollution monitoring equipment. He held this position until that company was sold in September 1992. Mr. Katz also serves on the Board of Directors of Amtech Systems Inc. which is engaged in the manufacture of capital equipment in the computer chip manufacturing business; BCT International, Inc., a franchisor of thermo graphic printing plants; Micron Instruments Inc., a manufacturer of infrared temperature measuring instruments; Ozo Diversified Inc., a manufacturer of depaneling equipment for the computer chip manufacturing industry; and Blimpie International, Inc., which is engaged in fast food franchising. Mr. Katz holds a B.S. in Business Administration degree from New York University and has done graduate work at C.U.N.Y. -- Baruch School.

     John V. Pollock. Mr. Pollock was appointed to the Company's Board of Directors in September 1993. From 1991 to the present, Mr. Pollock has served as a director of Frank E. Basil, Inc., a worldwide provider of facilities maintenance, engineering and operations management services. Mr. Pollock also serves as a consultant to the partners of Basil Properties and has served as the President of Nastech-Basil International, Inc. From 1975 to 1991, Mr. Pollock was a senior banking executive in the Washington, D.C. area, serving as President and Chief Executive Officer of Dominion Bank of Washington and the John Hanson Savings Bank.

COMMITTEES OF THE BOARD


     The Company's Board of Directors has established a Compensation Committee which is comprised of Dr. Ian R. Ferrier, Joel Girsky and John V. Pollock. The purpose of this Committee is to review and approve the compensation of the Company's officers and to administer and interpret the Company's stock option plan. The Audit Committee of the Company's Board of Directors is comprised of Alvin Katz, Joel Girsky and John V. Pollock. The purpose of this Committee is to review with the Company's independent auditors the financial controls and practices of the Company and the plans for and results of the audit engagement.

                             PRINCIPAL STOCKHOLDERS

     Set forth below is information concerning the Common Stock ownership on December 1, 1996 by (i) each person who is known by the Company to own beneficially 5% or more of its outstanding Common Stock, (ii) each director and named executive officer, and (iii) all directors and named executive officer of the Company as a group:


                                                                                    PERCENTAGE OF SHARES
                                                                                    BENEFICIALLY OWNED(3)
                                                   AMOUNT AND NATURE OF      -----------------------------------
          NAME OF BENEFICIAL OWNER(1)             BENEFICIAL OWNERSHIP(2)    PRIOR TO OFFERING    AFTER OFFERING
-----------------------------------------------   -----------------------    -----------------    --------------
Devin N. Wenig(4)..............................            383,066                   8.1%               6.4%
Basil Properties(5)(8).........................            283,537                   6.0                4.8
Alvin Katz(6)..................................            127,000                   2.7                2.1
Vincent D. Romeo(7)............................             93,845                   2.0                1.6
Ian Ferrier(9).................................             50,000                   1.1                  *
Joel Girsky(6).................................             28,749                     *                  *
John V. Pollock(6)(8)..........................             28,333                     *                  *
Grant W. Denison, Jr.(10)......................             25,000                     *                  *
All Directors and Named Executive Officer as a
  Group (7 persons)(11)........................          1,019,530                  20.6%              16.6%


---------------

  * Represents less than 1% of the outstanding shares of the Company's Common Stock.

 (1) The address of all persons other than Basil Properties, Messrs. Alvin Katz and John V. Pollock is c/o the Company. The address of Basil Properties and John V. Pollock is 1510 H Street, N.W., Washington D.C.; and the address of Alvin Katz is 301 N. Birch Rd., Fort Lauderdale, FL.

 (2) All shares are owned beneficially and of record unless indicated otherwise. Includes 253,333 shares issuable pursuant to outstanding stock options with the Company.

 (3) Does not give effect to (i) 270,000 shares issuable upon exercise of warrants that expire on December 6, 1998 and (ii) 336,668 shares of Common Stock reserved for issuance under the Company's Stock Option Plan.

 (4) Devin N. Wenig's shares, as indicated above, include 35,000 shares issuable pursuant to outstanding stock options with the Company, which may be exercised within 60 days of the date of this table, 166 shares held by Mr. Wenig's wife and 6,666 shares held in a trust for which Carol Wenig, his mother, serves as the trustee.

 (5) Includes 40,000 shares held by Mrs. Sophie Basil, a general partner of Basil Properties.

 (6) Includes 20,000 shares issuable pursuant to outstanding stock options with the Company, which may be exercised within 60 days of the date of this table.

 (7) Includes 83,333 shares issuable pursuant to outstanding stock options with the Company, which may be exercised within 60 days of the date of this table.

 (8) John V. Pollock is a managing director of Basil Properties.

 (9) Includes 50,000 shares issuable pursuant to outstanding stock options with the Company, which may be exercised within 60 days of the date of this table.

(10) Includes 25,000 shares issuable pursuant to outstanding stock options with the Company, which may be exercised within 60 days of the date of this table.

(11) Includes shares held by Basil Properties. See notes (5) and (8) above.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company presently consists of 25,000,000 shares of Common Stock, par value $0.006 and 100,000 shares of Preferred Stock, par value $0.01. As of September 30, 1996 there were 3,868,005 shares of Common Stock outstanding, and no shares of preferred stock outstanding. As of September 30, 1996, there were approximately 17,000 holders of the Company's capital stock.

COMMON STOCK

     All the issued and outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

  Voting Rights

     Each outstanding share of Common Stock has one vote on all matters requiring a vote of the shareholders. There is no right to cumulative voting; thus, the holders of fifty percent or more of the shares outstanding can, if they choose to do so, elect all of the directors of the Company.

  Liquidation Rights

     In the event of a voluntary or involuntary liquidation of the Company, all shareholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock.

  Preemptive Rights

     The holders of the Common Stock have no preemptive rights with respect to the Company's offerings of shares of its Common Stock.

  Dividend Rights

     Holders of Common Stock are entitled to dividends if, as and when declared by the Board of Directors out of the funds legally available therefor. It is the present intention of the Company to retain earnings, if any, for use in its business. Dividends are, therefore, unlikely in the foreseeable future.

  Transfer Agent

     The Transfer Agent for the Common Stock of the Company is the American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005.

  Warrants

     In connection with its 1993 public offering, the Company issued to the representatives of the underwriters in such offering, warrants to purchase 135,000 shares of Common Stock at an exercise price of $4.13 per share and warrants to purchase 135,000 shares of Common Stock at an exercise price of $5.50 per share, exercisable at any time through December 6, 1998. All of these warrants are currently outstanding.

PREFERRED STOCK

     Pursuant to its Certificate of Incorporation, the Company's Board of Directors is authorized to issue, without any action on the part of its stockholders, an aggregate of 100,000 shares of preferred stock. The Board of Directors has authority to divide the preferred stock into one or more series and has broad authority to fix and determine the relative rights and preferences, including the voting rights of the shares of each series.

     Such preferred stock could also be used to delay, defer or prevent a change in control of the Company or be used to resist takeover offers opposed by management. Under certain circumstances, the Board of Directors could create impediments to or frustrate persons seeking to effect a takeover or otherwise gain control of the Company by causing shares of preferred stock with voting or conversion rights to be issued to a holder or holders who might side with the Board of Directors in opposing a takeover bid that the Board of Directors determines to be not in the best interest of the Company and its stockholders. In addition, the Company's ability to issue such shares of preferred stock with voting or conversion rights could dilute the stock ownership of such person or entity.

DELAWARE ANTI-TAKEOVER LAW

     Section 203 of the Delaware General Corporation Law (the "Delaware anti-takeover law") generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by the Delaware anti-takeover law (the Company has not made such an election) (ii) prior to such date the Board of Directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (iii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation excluding shares owned by directors who are also officers of the corporation and by certain employee stock plans, (iv) on or after such date the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder, or (v) the majority of the corporation's stockholders adopt an amendment to the corporation's certificate of incorporation electing not to be governed by the Delaware anti-takeover law, such amendment not being effective for 12 months following its adoption and not applicable to any business combination between the corporation and a stockholder who became an interested stockholder after its adoption. A "business combination" generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and, together with his affiliates and associates, has owned 15% or more of the corporation's voting stock within three years.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have outstanding 5,906,250 shares of Common Stock, assuming (i) no exercise of 459,299 options outstanding as of the date of this Prospectus and (ii) no exercise of outstanding warrants to acquire 270,000 shares of Common Stock expiring December 6, 1998. On the date of this Prospectus, 4,921,401 shares of Common Stock, including the 1,200,000 shares offered hereby, will be immediately available for sale without restriction in the public market and 984,859 shares are "restricted securities" as that term is defined by Rule 144 and are now eligible to be sold in compliance with Rule 144. Ordinarily, under Rule 144 a person holding restricted stock for a period of two years may, every three months, sell in brokerage transactions an amount equal to the greater of 1% of the Company's outstanding Common Stock, or, if the Common Stock is quoted on Nasdaq, the average weekly volume of trading in the Common Stock reported for the preceding four weeks. After the expiration of three years, stock held by persons not affiliated with the Company will not be subject to the above limitations.


     The availability of shares for sale or actual sales under Rule 144 may have an adverse effect on the market price of the Common Stock. Sales under Rule 144 also could impair the Company's ability to market additional equity securities. The Company, each of the Company's directors and officers and certain holders of the Company's outstanding securities, who hold in the aggregate approximately 20.6% of the outstanding shares of Common Stock prior to this offering, have agreed not to offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock or securities convertible into or exchangeable for, or any rights to purchase or exchange, respectively, Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Volpe, Welty & Company, except for shares disposed of as bona fide gifts or the grant or exercise of options pursuant to the Company's Stock Option Plan or the exercise of outstanding warrants.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of such Underwriters, for whom Volpe, Welty & Company and Wheat, First Securities, Inc. are acting as representatives (together, the "Representatives"), has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:


                                                                                  NUMBER
                                   UNDERWRITER                                  OF SHARES
    -------------------------------------------------------------------------   ----------
    Volpe, Welty & Company...................................................
    Wheat, First Securities, Inc. ...........................................
                                                                                ----------
         Total...............................................................   1,200,000
                                                                                 ========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates and opinions from the Company and its counsel. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession of not in excess of $       per share, of which $       may be
reallocated to other dealers. After the offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.


     The Company has granted the Underwriters an option for 30 days after the date of this Prospectus to purchase, at the offering price, less the underwriting discounts and commissions as set forth on the cover page of this Prospectus, up to 180,000 additional shares of Common Stock at the same price per share as the Company receives for the 1,200,000 shares of Common Stock offered hereby, solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the foregoing table, bears to the 1,200,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover the over-allotments in connection with the sale of the 1,200,000 shares of Common Stock offered hereby.



     The Company has agreed to issue to the Representatives warrants to purchase in the aggregate up to 69,000 shares of Common Stock (the "Representatives' Warrants") at an exercise price per share equal to 120% of the public offering price per share for the shares of Common Stock offered hereby. The Representatives' Warrants are exercisable for a period of four years commencing one year from the date of this Prospectus. The holders of the Representatives' Warrants will have no voting, dividend or other stockholder rights until the Representatives' Warrants are exercised. The Company has granted the Representatives certain registration rights related to the Representatives' Warrants.

     The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company, each of the Company's directors and officers, and certain holders of the Company's outstanding securities, have agreed not to offer, sell, contract to sell or otherwise dispose of Common Stock or securities convertible into or exchangeable for, or any rights to purchase or acquire, shares of Common Stock for a period of 180 days following the date of this Prospectus, without the prior written consent of Volpe, Welty & Company, except for shares disposed of as bona fide gifts or the grant or exercise of options pursuant to the Company's Stock Option Plan or the exercise of outstanding warrants. Volpe, Welty & Company, in its discretion, may waive the foregoing restrictions in whole or in part, with or without a public announcement of such action.

     In general, the rules of the Commission will prohibit the Underwriters from making a market in the Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates may engage in passive market making in the Company's Common Stock during the cooling off period.

     The Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Bruce R. Thaw, Esquire, Farmingdale, New York. Certain legal matters will be passed upon for the Underwriters by Hunton & Williams, Richmond, Virginia. Mr. Thaw was formerly a director of the Company and owns 78,041 shares and has options to acquire 50,000 shares of the Common Stock of the Company.

                                    EXPERTS

     The financial statements of the Company as of June 30, 1995 and 1996 and for each of the three years in the period ended June 30, 1996, included in this Prospectus have been audited by Robbins, Greene, Horowitz, Lester & Co., LLP, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


     On January 2, 1997, the appointment of Robbins, Greene, Horowitz, Lester & Co., LLP as independent auditors for the Company was terminated by the Company and KPMG Peat Marwick LLP was engaged as independent auditors. The decision to change independent auditors was approved by the Audit Committee and Board of Directors of the Company. During the fiscal years ended June 30, 1995 and 1996, and the subsequent interim period through January 2, 1997, there were no disagreements between the Company and Robbins, Greene, Horowitz, Lester & Co., LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements if not resolved to the satisfaction of Robbins, Greene, Horowitz, Lester & Co., LLP would have caused them to make reference to the subject matter of the disagreement in connection with their report. The audit reports of Robbins, Greene, Horowitz, Lester & Co., LLP on the Company's financial statements as of and for the years ended June 30, 1995 and 1996 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-2 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and, in each such instance, reference is hereby made to the copy of the contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by this reference thereto.

     The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. The Registration Statement and exhibits and schedules thereto, as well as such reports, proxy statements and other information, may be inspected and copied at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 75 Park Place, New York, New York 10007. Copies of all or any part of such materials may be obtained from any such office upon payment of the fees prescribed by the SEC. Copies of such material may be obtained at prescribed rates by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of each document may also be obtained through the SEC's Internet address at http://www.sec.gov.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents have been filed with the SEC by the Company and are hereby incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-KSB for the year ended June 30, 1996 (File No. 0-13789) and
(ii) the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 1996.

     Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated herein by reference (not including exhibits to documents that have been incorporated herein by reference unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to Dr. Vincent D. Romeo, Nastech Pharmaceutical Company Inc., 45 Davids Drive, Hauppauge, New York 11788, telephone: (516) 273-0101.

                      NASTECH PHARMACEUTICAL COMPANY INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Independent Auditors' Report..........................................................   F-2
Balance Sheet at June 30, 1995 and 1996 and September 30, 1996 (unaudited)............   F-3
Statement of Operations for the years ended June 30, 1994, 1995 and 1996 and
  for the three months ended September 30, 1995 and 1996 (unaudited)..................   F-4
Statement of Stockholders' Equity for the years ended June 30, 1994, 1995 and 1996 and
  for the three months ended September 30, 1996 (unaudited)...........................   F-5
Statement of Cash Flows for the years ended June 30, 1994, 1995 and 1996 and
  for the three months ended September 30, 1995 and 1996 (unaudited)..................   F-6
Notes to Financial Statements.........................................................   F-7

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and
  Board of Directors
  Nastech Pharmaceutical Company Inc.

     We have audited the accompanying balance sheet of Nastech Pharmaceutical Company Inc. as of June 30, 1995 and 1996 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Nastech Pharmaceutical Company Inc. as of June 30, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

                                    ROBBINS, GREENE, HOROWITZ, LESTER & CO., LLP

August 15, 1996
New York, New York

                      NASTECH PHARMACEUTICAL COMPANY INC.

                                 BALANCE SHEET

                                                                  JUNE 30,              SEPTEMBER
                                                         --------------------------        30,
                                                            1995           1996           1996
                                                         -----------    -----------    -----------
                                                                                       (UNAUDITED)
                                              ASSETS
Current assets:
     Cash and cash equivalents........................   $   819,985    $ 4,031,252    $ 1,327,143
     Short-term investments...........................     4,198,869      3,954,945      5,958,156
     Royalties receivable.............................       759,349      1,089,966      1,049,031
     Prepaid expenses and sundry......................        63,670         55,370        102,592
                                                         -----------    -----------    -----------
          Total current assets........................     5,841,873      9,131,533      8,436,922
                                                         -----------    -----------    -----------
Property and equipment................................       219,283        321,154        397,683
     Less: accumulated depreciation and
       amortization...................................        45,857        100,391        115,614
                                                         -----------    -----------    -----------
          Property and equipment, net.................       173,426        220,763        282,069
                                                         -----------    -----------    -----------
Other assets:
     Security deposits................................        19,613         14,500         14,500
                                                         -----------    -----------    -----------
          Total assets................................   $ 6,034,912    $ 9,366,796    $ 8,733,491
                                                          ==========     ==========     ==========

                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable.................................   $   565,185    $   499,815    $   212,215
     Royalties payable................................       368,630        521,127        474,294
     Note payable.....................................        40,942         32,000         20,109
     Accrued interest payable.........................        42,966         33,216             --
     Accrued expenses and sundry liabilities..........       218,856        359,389        119,888
     Current maturities of long-term debt.............       161,186        216,608         23,625
                                                         -----------    -----------    -----------
          Total current liabilities...................     1,397,765      1,662,155        850,131
                                                         -----------    -----------    -----------
Long-term debt-net of current maturities..............       348,965        135,907         20,881
                                                         -----------    -----------    -----------
Stockholders' equity:
     Common stock -- $0.006 par value; 6,000,000
       shares authorized; 3,221,447 shares, 3,826,433
       shares and 3,868,005 shares issued and
       outstanding at June 30, 1995 and 1996 and
       September 30, 1996, respectively...............        19,329         22,959         23,208
     Additional paid-in capital.......................    10,575,159     13,733,556     13,947,516
     Accumulated deficit..............................    (6,306,306)    (6,187,781)    (6,108,245)
                                                         -----------    -----------    -----------
          Total stockholders' equity..................     4,288,182      7,568,734      7,862,479
                                                         -----------    -----------    -----------
          Total liabilities and stockholders'
            equity....................................   $ 6,034,912    $ 9,366,796    $ 8,733,491
                                                          ==========     ==========     ==========

                See accompanying notes to financial statements.

                      NASTECH PHARMACEUTICAL COMPANY INC.

                            STATEMENT OF OPERATIONS

                                                                                       THREE MONTHS ENDED
                                                    YEAR ENDED JUNE 30,                   SEPTEMBER 30,
                                           --------------------------------------    -----------------------
                                              1994          1995          1996         1995          1996
                                           ----------    ----------    ----------    ---------    ----------
                                                                                           (UNAUDITED)
Revenues:
    License fee, royalty and research
       income...........................   $2,106,662    $2,683,925    $3,628,735    $ 818,459    $1,059,213
    Interest income.....................       93,583       253,858       238,178       63,051       102,447
                                           ----------    ----------    ----------    ---------    ----------
         Total revenues.................    2,200,245     2,937,783     3,866,913      881,510     1,161,660
                                           ----------    ----------    ----------    ---------    ----------
Costs and expenses:
    Research and development............      504,140       882,356     1,164,172      283,259       340,613
    Royalties...........................    1,041,703     1,250,789     1,676,870      391,191       474,294
    General and administrative..........      388,898       836,549       864,784      168,602       258,673
    Interest expense....................       40,857        47,534        42,562       13,106         8,544
                                           ----------    ----------    ----------    ---------    ----------
         Total costs and expenses.......    1,975,598     3,017,228     3,748,388      856,158     1,082,124
                                           ----------    ----------    ----------    ---------    ----------
Income (loss) before provision for
  income taxes..........................      224,647       (79,445)      118,525       25,352        79,536
Provision for income taxes..............       17,000            --            --        3,000            --
                                           ----------    ----------    ----------    ---------    ----------
Net income (loss).......................   $  207,647    $  (79,445)   $  118,525    $  22,352    $   79,536
                                           ===========   ===========   ===========   ==========   ===========
Net income (loss) per common share......   $     0.08    $    (0.03)   $     0.03    $    0.01    $     0.02
                                           ===========   ===========   ===========   ==========   ===========
Average shares outstanding..............    2,524,432     3,119,718     4,297,536    3,849,776     4,628,238
                                           ===========   ===========   ===========   ==========   ===========

                See accompanying notes to financial statements.

                      NASTECH PHARMACEUTICAL COMPANY INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED JUNE 30, 1994, 1995 AND 1996
           AND THE THREE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)

                                             COMMON STOCK                                              TOTAL
                                         --------------------      ADDITIONAL       ACCUMULATED    STOCKHOLDERS'
                                          SHARES      AMOUNT     PAID-IN CAPITAL      DEFICIT         EQUITY
                                         ---------    -------    ---------------    -----------    -------------
Balance, June 30, 1993................   1,428,723    $ 8,572      $ 5,691,150      $(6,434,508)    $  (734,786)
Stock issued in connection with
  private placement at $1.20 per
  share...............................     200,000      1,200          203,814               --         205,014
Additional shares issued in connection
  with public offering at $3.75 per
  share...............................   1,485,000      8,910        4,627,242               --       4,636,152
Fractional shares redeemed in
  connection with reverse stock
  split...............................      (2,038)       (12)          (4,988)              --          (5,000)
Net income............................          --         --               --          207,647         207,647
                                         ---------    -------    ---------------    -----------    -------------
Balance, June 30, 1994................   3,111,685     18,670       10,517,218       (6,226,861)      4,309,027
Stock issued in connection with
  exercise of stock options...........     109,999        660           57,940               --          58,600
Fractional shares redeemed in
  connection with reverse stock
  split...............................        (237)        (1)               1               --              --
Net loss..............................          --         --               --          (79,445)        (79,445)
                                         ---------    -------    ---------------    -----------    -------------
Balance, June 30, 1995................   3,221,447     19,329       10,575,159       (6,306,306)      4,288,182
Stock issued in connection with
  exercise of warrants................     605,173      3,631        3,158,396               --       3,162,027
Fractional shares redeemed in
  connection with reverse stock
  split...............................        (187)        (1)               1               --              --
Net income............................          --         --               --          118,525         118,525
                                         ---------    -------    ---------------    -----------    -------------
Balance, June 30, 1996................   3,826,433     22,959       13,733,556       (6,187,781)      7,568,734
Stock issued in connection with
  exercise of warrants (unaudited)....      41,572        249          213,960               --         214,209
Net income three months ended
  September 30, 1996 (unaudited) .....          --         --               --           79,536          79,536
                                         ---------    -------    ---------------    -----------    -------------
Balance September 30, 1996
  (unaudited).........................   3,868,005    $23,208      $13,947,516      $(6,108,245)    $ 7,862,479
                                         ==========   ========   ==============     ============   ============

                See accompanying notes to financial statements.

                      NASTECH PHARMACEUTICAL COMPANY INC.

                            STATEMENT OF CASH FLOWS

                                                                                             THREE MONTHS
                                                   YEAR ENDED JUNE 30,                   ENDED SEPTEMBER 30,
                                       -------------------------------------------    --------------------------
                                          1994            1995            1996           1995           1996
                                       -----------    ------------    ------------    -----------    -----------
                                                                                             (UNAUDITED)
Operating activities:
  Net income (loss).................   $   207,647    $    (79,445)   $    118,525    $    22,352    $    79,536
    Adjustments to reconcile net
      income (loss) to net cash
      provided (used) by operating
      activities:
    Depreciation and amortization...        22,040          27,395          54,534         14,863         15,223
    Amortization of deferred
      charges.......................        10,000              --              --             --             --
    Abandonment of property and
      equipment.....................            --           3,376              --             --             --
Changes in assets and liabilities:
  Royalties receivable..............      (371,986)         (5,242)       (330,617)       (55,528)        40,935
  Prepaid expenses and sundry.......        (9,272)        (49,460)          8,300         29,720        (47,222)
  Accounts payable..................        50,797          62,208         (65,370)       161,955       (287,600)
  Royalties payable.................       178,090          20,540         152,497         22,355        (46,833)
  Note payable......................            --          40,942          (8,942)            --        (11,891)
  Accrued interest payable..........         8,168          13,798          (9,750)       (31,703)       (33,216)
  Accrued expenses and sundry
    liabilities.....................        21,692         (28,817)        140,533        (39,570)      (239,501)
                                       -----------    ------------    ------------    -----------    -----------
    Net cash provided (used) by
      operating activities..........       117,176           5,295          59,710        124,444       (530,569)
                                       -----------    ------------    ------------    -----------    -----------
Investing activities:
  Property, plant and equipment.....       (42,047)        (85,327)        (90,796)       (82,721)       (76,529)
  Short-term
    investments -- acquisitions.....    (8,804,029)    (11,172,459)    (10,290,174)    (2,236,590)    (5,958,156)
  Short-term
    investments -- redemptions......     6,848,095       8,929,524      10,534,098      2,239,249      3,954,945
  Other assets......................            --         (14,000)          5,113             --             --
                                       -----------    ------------    ------------    -----------    -----------
    Net cash provided (used) by
      investing activities..........    (1,997,981)     (2,342,262)        158,241        (80,062)    (2,079,740)
Financing activities:
  Repayment of debt.................       (46,916)       (116,577)       (168,711)      (158,091)      (308,009)
  Exercise of stock options.........            --          58,600              --             --             --
  Exercise of warrants..............            --              --       3,162,027             --        214,209
  Redemption of fractional shares...        (5,000)             --              --             --             --
  Proceeds from sale of common
    stock...........................     4,841,166              --              --             --             --
                                       -----------    ------------    ------------    -----------    -----------
    Net cash provided (used) by
      financing activities..........     4,789,250         (57,977)      2,993,316       (158,091)       (93,800)
                                       -----------    ------------    ------------    -----------    -----------
Net increase (decrease).............     2,908,445      (2,394,944)      3,211,267       (113,709)    (2,704,109)
Cash and cash
  equivalents -- beginning..........       306,484       3,214,929         819,985        819,985      4,031,252
                                       -----------    ------------    ------------    -----------    -----------
Cash and cash
  equivalents -- ending.............   $ 3,214,929    $    819,985    $  4,031,252    $   706,276    $ 1,327,143
                                       ============   =============   =============   ============   ============
Supplemental cash flow information:
Interest paid.......................   $    32,689    $     33,736    $     46,796    $    42,946    $    41,713
Capital expenditures and proceeds
  from loans have been reduced by
  additions financed of.............            --          61,700          11,075             --             --

                See accompanying notes to financial statements.

                      NASTECH PHARMACEUTICAL COMPANY INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND NATURE OF BUSINESS

     Nastech Pharmaceutical Company Inc. (the "Company") was incorporated under the laws of the State of New York on March 3, 1983 and reincorporated under the laws of the State of Delaware on September 23, 1983. Through exclusive and nonexclusive licensing agreements with the University of Kentucky Research Foundation ("UKRF"), and special technical agreements with the University of Kentucky College of Pharmacy, the Company is engaged in the business of developing pharmacologically active agents that are effective in humans when administered through the nasal route.

     In addition to the Company's licensing arrangements with the University of Kentucky Research Foundation, the Company has researched a number of drugs independently, for which patents have been applied and granted.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Cash and Cash Equivalents

     The Company considers all highly-liquid investments purchased with an original maturity of three months or less when purchased to be cash equivalents.

     Short-Term Investments

     Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity. Short-term investments are classified as held-to-maturity only if management has the positive intent and ability to hold those securities to maturity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income.

     Short-term investments consist of highly liquid United States Treasury Bills having original maturities of one year or less. There were no material unrealized holding gains or losses.

     Property and Equipment

     Property and equipment are carried at cost. Depreciation is computed using accelerated methods. Leasehold improvements are amortized over the life of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the period. The cost of maintenance and repairs is charged to income as incurred and significant renewals and betterments are capitalized.

     Concentration of Credit Risk

     Financial instruments, which potentially subject the Company to concentration of risk, consist of cash, investments and royalty receivables. The Company places its investments in highly rated U.S. Treasury obligations which limits the amount of credit exposure. The Company has royalty agreements with highly rated pharmaceutical companies. Historically, the Company has not experienced significant losses related to investments or royalty receivables.

                      NASTECH PHARMACEUTICAL COMPANY INC.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (CONTINUED)
     Recognition of Income

     The Company recognizes income from royalties based upon the sale of licensed products as reported by licensees. Income from license fees and research income are not significant and are recognized as earned.

     Net Income (Loss) Per Common Share

     Net income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period and the net additional number of shares which would be issuable upon the exercise of stock options and warrants, assuming that the Company used the proceeds received to purchase additional shares at market value. For the year ended June 30, 1995 the effect of stock options and warrants is not included because it would be anti-dilutive. The conversion of convertible debt to Basil Properties has not been considered in the calculation of income per share because it would be anti-dilutive or immaterial due to the conversion price being significantly in excess of the market value.

     Income Taxes

     The Company accounts for income taxes under the provisions of Statement 109, Accounting for Income Taxes issued by the Financial Accounting Standards Board. Under such statement, the tax benefits of tax operating loss carryforwards are recorded to the extent available less a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. At June 30, 1996 the approximately $1,500,000 of available tax benefits of the loss carryforwards are offset by a corresponding amount of valuation allowance.

     Reverse Stock Split and Increase in Authorized Shares

     On November 8, 1993, stockholders approved a one-for-three reverse split of the common stock of the Company and an increase in the newly authorized shares to 6,000,000. Numbers of shares and per share data disclosed herein have been retroactively adjusted to reflect the stock split for all periods presented.

NOTE 3 -- ROYALTIES RECEIVABLE

     Royalties receivable at June 30, 1995 and 1996 principally represent amounts due from licensees of the Company's patents for the three months ended June 30, 1995 and 1996.

NOTE 4 -- PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                JUNE 30,
                                                          --------------------    SEPTEMBER 30,
                                                            1995        1996          1996
                                                          --------    --------    -------------
                                                                                  (UNAUDITED)
         Furniture and fixtures........................   $ 64,066    $ 71,424      $  74,262
         Machinery and equipment.......................     74,916     118,509        188,049
         Computer equipment............................     20,777      29,828         29,828
         Leasehold improvements........................     59,524     101,393        105,544
                                                          --------    --------    -------------
                                                           219,283     321,154        397,683
         Less: accumulated depreciation and
           amortization................................     45,857     100,391        115,614
                                                          --------    --------    -------------
              Net......................................   $173,426    $220,763      $ 282,069
                                                          ========    ========    ===========

                      NASTECH PHARMACEUTICAL COMPANY INC.

NOTE 4 -- PROPERTY AND EQUIPMENT (CONTINUED)
     Property and equipment having a net book value of $57,973 at June 30, 1996 has been pledged to secure related liabilities.

NOTE 5 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                JUNE 30,
                                                          --------------------    SEPTEMBER 30,
                                                            1995        1996          1996
                                                          --------    --------    -------------
                                                                                  (UNAUDITED)
    Loan payable -- Basil Properties...................   $446,867    $299,978       $    --
    Other: equipment loans.............................     63,284      52,537        44,506
                                                          --------    --------    -------------
                                                           510,151     352,515        44,506
    Less: amount payable within one year...............    161,186     216,608        23,625
                                                          --------    --------    -------------
         Total.........................................   $348,965    $135,907       $20,881
                                                          ========    ========    ===========

     Maturities of long-term debt are $216,608, $117,632, $11,000, $7,275 for the years ending June 30, 1997, 1998, 1999 and 2000, respectively, prior to the repayment on September 30, 1996 of the $299,978 debt to Basil. On May 3, 1989, Basil Properties ("Basil") made a loan to the Company of $600,000. The loan was secured by the Company's right to receive royalties, with respect to any products related to the nasal administration of vitamin B-12 gel. Additionally, Basil was given the option to convert any outstanding portion of the principal balance of the $600,000 loan to the Company's common stock. Effective January 1, 1993, interest shall accrue on the unpaid principal balance at a rate of prime plus 1% and is due and payable each September 30. For the years ended June 30, 1994, 1995 and 1996 the prime interest rate ranged from 6% to 7.25%, 7.25% to 9%, and 8.25% to 9%, respectively. The year-end prime rates at June 30, 1995 and 1996 were 7.25% and 8.25%, respectively. As of June 30, 1996, Basil is a 7.4% shareholder of the Company, assuming the debt is not converted into common stock, and has representation on the Board of Directors. Interest on this debt for the years ended June 30, 1994, 1995 and 1996 amounted to $40,312, $42,946 and $33,216, respectively.

NOTE 6 -- STOCKHOLDERS' EQUITY

     The Company completed a public offering of 742,500 units of common stock and warrants in fiscal 1994. The units in the aggregate consisted of 1,485,000 shares of common stock and 1,485,000 common stock warrants.

     Each warrant entitles the holder to purchase one share of common stock at a price of $5.50 at any time through December 7, 1996. The warrants are subject to redemption by the Company at $0.05 per warrant on 30 days' prior written notice if the closing bid price for the common stock, as reported on Nasdaq is in excess of $5.63 for 20 consecutive trading days ending within 10 days of the notice of redemption of the warrants. At June 30, 1996 and September 30, 1996, 605,173 and 646,745 warrants, respectively, have been exercised with net proceeds to the Company of $3,162,027 and $3,379,243, respectively.

     The Company sold to the representative of the underwriter for the offering at a price of $67.50, warrants to purchase one unit for every ten units sold in the offering up to an aggregate of 67,500 units at an exercise price per warrant of $8.25 per Unit (110% of the initial public offering price per unit), exercisable for a period of four years commencing December 7, 1994.

                      NASTECH PHARMACEUTICAL COMPANY INC.

NOTE 6 -- STOCKHOLDERS' EQUITY (CONTINUED)
     The Company had a private placement of 200,000 shares of common stock on September 14, 1993 resulting in net proceeds to the Company of $205,000. The proceeds were used to provide funding for the costs incurred related to the public offering.

     The Company is authorized to issue up to 100,000 shares of preferred stock the designations, powers, preferences and rights of which may be determined, from time to time, by the Company's Board of Directors.

NOTE 7 -- STOCK OPTION PLAN

     Under the Company's Stock Option Plan (the "Plan") options to purchase a maximum of 483,333 shares of common stock (subject to adjustment in the event of stock splits, stock dividends, recapitalization and other capital adjustments) may be granted to employees, officers and directors of the Company and other persons who provide services to the Company. The options to be granted under the Plan are designated as incentive stock options or non-incentive stock options by the Board of Directors which also has discretion as to the person to be granted options, the number of shares subject to the options and the terms of the option agreements. Only employees, including officers and part-time employees of the Company may be granted incentive stock options. The options are intended to receive incentive stock option tax treatment pursuant to Section 422A of the Internal Revenue Code of 1986, as amended (the "Code").

     The Plan provides that options granted thereunder shall be exercisable during a period of no more than ten years (five years in the case of 10% shareholders) from the date of grant, depending upon the specific stock option agreement, and that, with respect to incentive stock options, the option exercise price shall be at least equal to 100% of the fair market value of the Common Stock at the time of grant (110% in the case of 10% shareholders). Pursuant to the provisions of the Plan, the aggregate fair market value (determined on the date of grant) of the Common Stock with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year shall not exceed $100,000. The Plan is in lieu of all prior option and incentive plans and is administered by the Company's Board of Directors. Options outstanding at June 30, 1996 are at prices ranging from $0.51 to $12.875 per share, the fair market value on the date of grant, and expire at various dates to June 24, 2001. During the year ended June 30, 1995, options to acquire 50,000 shares of stock at $0.56 and 59,999 shares at $0.51 were exercised. No options were exercised during the years ended June 30, 1994 and 1996 and for the three months ended September 30, 1996.

     Data relating to this plan is as follows:

                                                    YEAR ENDED JUNE 30,
                                               ------------------------------    THREE MONTHS ENDED
                                                1994        1995       1996      SEPTEMBER 30, 1996
                                               -------    --------    -------    ------------------
                                                                                 (UNAUDITED)
    Outstanding at beginning of period......   124,998     174,998    214,749          244,249
    Granted.................................    50,000     149,750     34,500           10,800
    Exercised...............................        --    (109,999)     --                  --
    Terminated..............................     --          --        (5,000)              --
                                               -------    --------    -------       ----------
    Outstanding at end of period............   174,998     214,749    244,249          255,049
                                               =======    ========    =======    ==============

NOTE 8 -- INCOME TAXES

     Internal Revenue Service regulations require that limitations be placed on the Company's use of its net operating loss carryforward as a result of the change in ownership created by the December 1993 public offering of the Company's common stock. As a result, at June 30, 1996, the estimated maximum amount of the net operating loss carryforward available to reduce future taxable income is approximately $4,300,000,

                      NASTECH PHARMACEUTICAL COMPANY INC.

NOTE 8 -- INCOME TAXES (CONTINUED)
expiring from 2000 through 2010. The net operating loss carryforward may be used to reduce taxable income by approximately $300,000 per year.

     The approximate amounts of net operating loss carryforward and the year of expiration are as follows:

                                   AMOUNT                              YEAR OF EXPIRATION
        ------------------------------------------------------------   ------------------
        $ 490,000...................................................          2000
         1,150,000..................................................          2001
           820,000..................................................          2002
           320,000..................................................          2003
           320,000..................................................          2004
           320,000..................................................          2005
           320,000..................................................          2006
           320,000..................................................          2007
           170,000..................................................          2008
            70,000..................................................          2010

     Federal income taxes normally provided for the income have been offset by the effects of the reduction of the valuation allowance at June 30, 1994, June 30, 1996, September 30, 1995 and September 30, 1996. The income tax provisions for the year ended June 30, 1994 and for the three months ended September 30, 1995 represent the New York State minimum tax on income which formerly did not allow a deduction for the net operating loss carryforward.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     A) Employment Agreement:

          The Company and Dr. Vincent Romeo, its president, have an employment agreement expiring August 1, 1997. Pursuant to this agreement, Dr. Romeo receives compensation of $160,000 per year. Upon completion of Phase II studies for two of the Company's proposed products such compensation will be increased to $175,000 per year. Dr. Romeo is also entitled to a $20,000 bonus each time an NDA for one of the Company's proposed products is accepted for filing by the FDA. In addition, Dr. Romeo received an additional incentive stock option to acquire 25,000 shares of the Company's Common Stock in accordance with the terms and conditions of the Company's stock option plan.

     B) Minimum Royalty Payments:

          In connection with the license agreement with the UKRF, the Company agreed to make royalty payments to UKRF with respect to sales of products covered under the patents licensed to the Company by UKRF.

          Minimum royalty payments begin twelve months after FDA marketing approval for any product covered under the agreement is received by the Company. The minimum royalty beginning twelve months after FDA approval amounts to $100,000 per year.

          In the event there are no unexpired patents licensed to the Company by UKRF covering the manufacture, use or sale of products, then the Company is to pay one half of such royalties and minimum royalties.

                      NASTECH PHARMACEUTICAL COMPANY INC.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES (CONTINUED)
     C) Leases:

          The Company leases office and laboratory space under a lease agreement expiring on May 31, 2000, with a 5 year renewal option. The following is a schedule of future minimum lease payments:

            Year Ending June 30, 1997.................................   $ 81,083
                                   1998...............................     82,080
                                   1999...............................     83,087
                                   2000...............................     77,000
                                                                         --------
                                                  Total...............   $323,250
                                                                         ========

          Rental expense for real property aggregated approximately $43,000, $78,000 and $83,000 for the years ended June 30, 1994, 1995 and 1996, respectively.

     D) Insurance:

          The Company does not maintain product liability insurance for commercial products as the Company manufactures no commercial products. The product marketed by Bristol-Myers Squibb Company ("BMS") is owned by them.

          The Company does maintain product liability insurance in connection with its clinical trial activities.

          At the present time the management of the Company has no knowledge of any claims against the Company. Management of the Company cannot estimate any range of possible loss with regard to product liability claims, and no provision has been made in these financial statements for any possible loss.

NOTE 10 -- CONTRACTUAL AGREEMENTS

     On January 1, 1986, the Company sublicensed to BMS (the "BMS Agreement") its development and commercial exploitation rights with respect to its licensed patent rights for the nasal delivery of Butorphanol Tartrate, in exchange for which BMS agreed to pay the Company a royalty based on the net sales of such product pursuant to the BMS Agreement, which resulted in license fee income of approximately $1,901,000, $2,530,000 and $3,410,000 for the years ended June 30, 1994, 1995 and 1996, respectively. The Company must pay a percentage of these royalties to UKRF under the Company's separate license agreement with UKRF. The BMS Agreement, which may be terminated by BMS at any time upon 60 days written notice to the Company, is coextensive with the Company's licensed patent rights to nasal Butorphanol Tartrate. The nasal Butorphanol Tartrate patent expires in the year 2001 in the United States, subject to any right of extension or renewal. In December 1991, the FDA granted marketing clearance to BMS for this product, and quarterly royalty payments to the Company by BMS are continuing.

     The Company has entered into an exclusive agreement with RiboGene, Inc. ("RiboGene") as successor in interest to Rugby Laboratories Co., Inc., and Darby Pharmaceuticals, Inc.) -- On June 26, 1987, the Company entered into a license agreement wherein RiboGene, as successor in interest, is the Company's sole and exclusive worldwide licensee for the manufacture, distribution and marketing of the nasal dosage form of Propranolol HCl for the life of the Company's U.S. patent covering the nasal route of administration for that drug (the "Propranolol Agreement"). The Company received $350,000 upon execution of the Propranolol Agreement and, if and when nasal Propranolol HCl is approved for marketing and commercialized, the Company will receive royalties based upon net sales of the product. The Company must pay a percentage of these royalties to UKRF under the Company's separate license agreement with UKRF. In addition, RiboGene is obligated to pay all patent maintenance fees with respect to Propranolol HCl and pay certain other fees

                      NASTECH PHARMACEUTICAL COMPANY INC.

NOTE 10 -- CONTRACTUAL AGREEMENTS (CONTINUED) thereunder. RiboGene can terminate the Propranolol Agreement at any time. The Company receives an annual licensing fee with respect to Propranolol and pays certain other fees thereunder. The Company receives an annual licensing fee of $32,000 payable quarterly. During each of the years ended June 30, 1994, 1995 and 1996, the Company received $32,000, and during the three months ended September 30, 1996, the Company received $8,000 license fee income on this contract.

     In March 1990, the Company entered into an agreement whereby RiboGene, as successor in interest, purchased the Company's Metoclopramide HCl patent and certain proprietary research information related thereto (the "Metoclopramide Agreement"). The aggregate purchase price for the patent, proprietary information and contract termination was approximately $700,000. The Metoclopramide Agreement provides for certain royalties and other fees to the Company if and when nasal Metoclopramide HCl is approved for marketing and commercialized. RiboGene has a sublicense for nasal Metoclopramide HCl with Crinos Industria Farmacobiologica SpA in Italy and Prodes in Spain.

     In December 1994, the Company and RiboGene amended the Propranolol Agreement and the Metoclopramide Agreement whereby the Company waived its option to repurchase the exclusive rights to nasal Propranolol HCl and Metoclopramide HCl in consideration of a three-year right of first refusal to perform dosage-form development work for both projects. The amended Metoclopramide Agreement also provided for an increased royalty rate and certain minimum royalties commencing in 1998.

     During November 1985, the Company entered into an exclusive agreement with Nature's Bounty, Inc. ("NB"), which provided that NB manufacture, market and sell a nonprescription, nasally administered vitamin B-12 dietary supplement. The financial arrangements include the Company receiving a percentage of net sales of the product. For the years ended June 30, 1994, 1995 and 1996, and the three months ended September 30, 1996, the Company earned royalties of $144,000, $116,000, $19,000 and $0, respectively, under the agreement. However, in March 1995, the FDA was successful in litigation brought against NB requiring that NB obtain FDA approval in order to market this product. The Company does not expect any future royalties from NB.

     In March 1996, the Company executed a memorandum of understanding with Sandoz Pharmaceuticals Corporation ("Sandoz") to conduct a nasal drug delivery feasibility study with respect to a nasal formulation of a compound currently marketed by Sandoz utilizing another delivery method. At the request of Sandoz, the identity of the nasal drug product has not been disclosed. The agreement provides for the Company to determine the feasibility of nasally delivering this compound. The agreement provided that the Company conduct a preclinical research program, including initial formulation development, up to the filing of an IND and Sandoz shall fund such activities as well as provide other resources. In the event an IND is filed the Company and Sandoz have agreed to negotiate a definitive development, manufacturing and marketing agreement. During the year ended June 30, 1996 the Company recorded $100,000 of income from this agreement.

     In August 1996, the Company entered into an agreement with Ciba Self-Medication, Inc., a division of Ciba-Geigy Corporation ("Ciba"), to develop a nicotine nasal dosage form to assist with smoking cessation. Ciba markets the Habitrol(TM) transdermal patch. Under the terms of such agreement, the Company is to perform formulation and related preclinical research and development up to and including the filing of an IND. Upon the successful achievement of certain specified milestones, the Company and Ciba have agreed to negotiate definitive development, manufacturing and marketing agreements. During the year ended June 30, 1996, the Company recorded $50,000 of income related to preliminary nicotine nasal spray formulation activities prior to the formal enty into this agreement. The Company also received $82,800 for the three months ended September 30, 1996 in connection with this agreement.

                      NASTECH PHARMACEUTICAL COMPANY INC.

NOTE 10 -- CONTRACTUAL AGREEMENTS (CONTINUED)
     On June 30, 1994, the Company exclusively sublicensed to The DuPont Merck Pharmaceutical Company its development and commercial exploitation rights with respect to its licensed patent rights for the nasal delivery of Nalbuphine HCl, in exchange for which DuPont Merck agreed to pay the Company a royalty based on the net sales of such product (the "DuPont Merck Agreement"). The Company must pay a percentage of these royalties to UKRF under the Company's separate licensing agreement with UKRF. Nalbuphine HCl is a synthetic narcotic analgesic agent indicated for the relief of moderate to severe pain. The DuPont Merck Agreement is limited to the countries of Canada and Mexico and is coextensive with the Company's licensed patent rights to nasal Nalbuphine HCl in those countries. The nasal Nalbuphine HCl patent expires in the year 2001 in Canada, subject to any right of extension or renewal. The Mexican patent for nasal Nalbuphine HCl is currently pending. The DuPont Merck Agreement may be terminated by DuPont Merck at any time upon 60 days written notice to the Company.

                              [Photo of Stadol NS]


     The Company's nasal delivery technology has been utilized in the products pictured. Stadol NS is nasally delivered Butorphanol Tartrate, a narcotic analgesic sublicensed by the Company to Bristol-Myers Squibb Company; Nascobal (Cyanocobalamin, USP/Vitamin B-12) nasal gel is used for the maintenance treatment of chronic Vitamin B-12 deficiency anemia. The Company received marketing clearance from the FDA for Nascobal on November 5, 1996.


                              [Photo of Nascobal]

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY UNDERWRITER OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary.................     3
Risk Factors.......................     5
Use of Proceeds....................    10
Price Range of Common Stock and
  Dividend Policy..................    10
Capitalization.....................    11
Selected Financial Data............    12
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........    13
Business...........................    16
Management.........................    28
Principal Stockholders.............    31
Description of Capital Stock.......    32
Shares Eligible for Future Sale....    33
Underwriting.......................    34
Legal Matters......................    35
Experts............................    35
Additional Information.............    36
Incorporation of Certain
  Information By Reference.........    36
Index to Financial Statements......   F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------


                                1,200,000 SHARES


                                [NASTECH LOGO]

                                 COMMON STOCK

                           ------------------------
                                  PROSPECTUS
                                           , 1997
                           ------------------------

                            VOLPE, WELTY & COMPANY

                          WHEAT FIRST BUTCHER SINGER

------------------------------------------------------
------------------------------------------------------

                                  P A R T  I I

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses to be borne by the Registrant in connection with the issuance and distribution of the securities being registered hereby other than underwriting discounts and commissions. All expenses other than the SEC registration fee, the NASD filing fee and the Nasdaq listing fee are estimated.

        SEC registration fee..............................................   $ 13,853
        NASD filing fee...................................................      5,072
        Nasdaq National Market listing fee................................     35,991
        Transfer agent's fee and expenses.................................     20,000
        Accounting fees and expenses......................................     50,000
        Legal fees and expenses...........................................    150,000
        Costs of printing and engraving...................................    150,000
        Miscellaneous.....................................................     75,084
                                                                             --------
                  Total...................................................   $500,000
                                                                             ========

---------------

* To be furnished by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors and corporate employees and agents under certain circumstances as follows:

     DEL. CODE ANN. TITLE 8

     SEC. 145. INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE

          a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          d) Any indemnification under subsection (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceedings, or (2) if such a quorum is not obtainable, or, even, if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

          e) Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     The Certificate of Incorporation of the Company provides that the indemnification provisions of Sections 102(b)(7) and 145 of the Delaware Corporation Law shall be utilized to the fullest extent possible. Further, the Certificate of Incorporation contains provisions to eliminate the liability of the Company's directors to the Company or its stockholders to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law, as amended from time to time.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, is permitted to directors, officers or controlling persons of the Registrant, pursuant to the above mentioned statutes or otherwise, the Registrant understands that the Securities and Exchange Commission is of the opinion that such indemnification may contravene federal public policy, as expressed in said Act, and therefore, may be unenforceable. Accordingly, in the event that a claim for such indemnification is asserted by any director, officer or a controlling person of the Company, and the Commission is still of the same opinion, the Registrant (except insofar as such claim seeks reimbursement by the Registrant of expenses paid or incurred by a director, officer of controlling person in successful defense of any action, suit or proceeding) will, unless the matter has theretofore been adjudicated by precedent deemed by counsel for the Registrant to be controlling, submit to a court of appropriate jurisdiction the question whether or not indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. The Underwriting and Selected Dealers agreements provide for reciprocal indemnification and such provisions are incorporated by reference herein.

ITEM 16.  EXHIBITS.

EXHIBIT NO.                                       DESCRIPTION
-----------    ---------------------------------------------------------------------------------
    1.1        Form of Underwriting Agreement.
    3.1        Articles of Incorporation of Registrant, as amended and filed with the Secretary of State of Delaware on November 8, 1993. (Filed as Exhibit 3A to the Company's
               Registration Statement on Form SB-2, as amended (Commission File No. 33-70180), filed on October 12, 1993, and incorporated herein by reference.)
    3.2        Amended By-Laws of Registrant. (Filed as Exhibit 3B to the Company's Registration
               Statement on Form SB-2, as amended (Commission File No. 33-70180), filed on
               October 12, 1993, and incorporated herein by reference.)
    3.3        Certificate of Amendment of Certificate of Incorporation of Registrant, as filed with the Secretary of State of Delaware on December 30, 1996.
    4.1        Form of Representatives' Warrant.
    5.1        Opinion of Bruce R. Thaw, counsel to the Company, as to the legality of securities being registered.
   10.1        Licensing Agreement with UKRF. (Filed as Exhibit 10.4 to the Company's
               Registration Statement on Form S-18, as amended (Commission File No. 2-88605-NY), filed on December 23, 1983, and incorporated herein by reference.)
   10.2        Lease for facilities at 45 Davids Drive, Hauppauge, NY. (Filed as Exhibit 10B to
               the Company's Annual Report on Form 10-KSB for the year ended June 30, 1995
               (Commission File No. 0-13789), and incorporated herein by reference.)
   10.3        Sublicense Agreement with Bristol-Myers Squibb Co. (Filed as Exhibit 10E to the
               Company's Registration Statement on Form S-1, as amended (Commission File No.
               33-5717), filed on May 15, 1986, and incorporated herein by reference.)
   10.4        Agreements between Registrant, and RiboGene, Inc. (as successor in interest to
               Rugby Laboratories, Inc., and Darby Pharmaceuticals, Inc.) (Filed as Exhibit 10D
               to the Company's Registration Statement on Form S-1, as amended (Commission File
               No. 33-5717), filed on May 15, 1986, and incorporated herein by reference.)

EXHIBIT NO.                                       DESCRIPTION
-----------    ---------------------------------------------------------------------------------
   10.5        1995 Agreement between the Registrant and RiboGene, Inc. (Filed as Exhibit 10F to
               the Company's Annual Report on Form 10-KSB for the year ended June 30, 1995
               (Commission File No. 0-13789), and incorporated herein by reference.)
   10.6        Employment Agreement with Dr. Vincent D. Romeo. (Filed as Exhibit 10O to the
               Company's Annual Report on Form 10-KSB for the year ended June 30, 1991
               (Commission File No. 0-13789), and incorporated herein by reference.)
   10.7        Stock Option Agreements. (Filed as Exhibit 10M to the Company's Annual Report on
               Form 10-KSB for the year ended June 30, 1995 (Commission File No. 0-13789), and incorporated herein by reference.)
   10.8        License Agreement with The DuPont Merck Pharmaceutical Company. (Filed as Exhibit
               10N to the Company's Registration Statement on Form SB-2, as amended (Commission
               File No. 33-70180), filed on October 12, 1993, and incorporated herein by reference.)
   10.9        Nasal Drug Evaluation and Option Agreement. (Filed as Exhibit 10K to the
               Company's Annual Report on Form 10-KSB for the year ended June 30, 1996.
               (Commission File No. 0-13789), and incorporated herein by reference.)
   10.10       Agreement with Ciba Self-Medication, Inc. (Filed as Exhibit 10J to the Company's
               Annual Report on Form 10-KSB for the year ended June 30, 1996 (Commission File
               No. 0-13789), and incorporated herein by reference.)
   10.11       Employment Agreement with Andrew P. Zinzi.
   10.12       Evaluation and Option Agreement with the Consumer Health Care Division of Pfizer
               Inc.
   10.13       Development and License Agreement with DynaGen, Inc.
   23.1        Consent of Bruce R. Thaw, counsel to the Company (included in Exhibit 5.1)
   23.2        Consent of Robbins, Greene, Horowitz, Lester & Co., LLP Certified Public
               Accountants

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on January 21, 1997.


                                      NASTECH PHARMACEUTICAL COMPANY INC.

                                      By:          /s/ DEVIN N. WENIG
                                         ---------------------------------------
                                                     DEVIN N. WENIG
                                                        CHAIRMAN


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on January 21, 1997.


                  SIGNATURE                                         TITLE
---------------------------------------------   ----------------------------------------------

               /s/ DEVIN N. WENIG                        Chairman of the Board
---------------------------------------------
               DEVIN N. WENIG

              /s/ DR. VINCENT D. ROMEO*             President and Chief Executive Officer
---------------------------------------------           (Principal Executive Officer)
            DR. VINCENT D. ROMEO


              /s/ JOEL GIRSKY*                        Director, Secretary and Treasurer
---------------------------------------------    (Principal Financial and Accounting Officer)
                 JOEL GIRSKY

              /s/ DR. IAN FERRIER*                                 Director
---------------------------------------------
               DR. IAN FERRIER

              /s/ ALVIN KATZ*                                      Director
---------------------------------------------
                 ALVIN KATZ

              /s/ JOHN V. POLLOCK*                                 Director
---------------------------------------------
               JOHN V. POLLOCK

             /s/ GRANT W. DENISON, JR.*                            Director
---------------------------------------------
            GRANT W. DENISON, JR.

 *By:       /s/ DEVIN N. WENIG
      ---------------------------------------
               DEVIN N. WENIG
              Attorney-in-Fact

                                 EXHIBIT INDEX


    5.1        Opinion of Bruce R. Thaw, counsel to the Company, as to the legality of the securities being registered.
   23.2        Consent of Robbins, Greene, Horowitz, Lester & Co., LLP Certified Public
               Accountants.